Filed Pursuant to Rule 424(b)(5)

Registration No. 333-116647

Prospectus Supplement

(To Prospectus dated July 7, 2004)

RC2 Corporation

2,500,000 Shares of Common Stock

     We are offering 2,500,000 shares of our common stock.

     Our common stock is listed on the Nasdaq National Market under the symbol “RCRC.” On July 28, 2004, the last reported sale price of our common stock was $32.49 per share.

     This investment involves risks. See “Risk Factors” beginning on page S-9 and page 3 of the accompanying prospectus.

	Per Share	Total

Public offering price	$31.000	$77,500,000
Underwriting discount	1.705	4,262,500
Proceeds to us	29.295	73,237,500

     The underwriters have a 30-day option to purchase up to 375,000 additional shares from us and certain selling stockholders on the same terms set forth above to cover over-allotments, if any. We will not receive any proceeds from the sale of shares by the selling stockholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.

Harris Nesbitt

A.G. Edwards

Piper Jaffray

July 28, 2004

Prospectus Supplement

 Prospectus

     You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. We are offering to sell, and seeking offers to buy, the common stock referred to in this prospectus supplement only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus supplement is accurate only as of the date of this prospectus supplement.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “strive” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and in the information incorporated by reference could have an adverse effect on our business, results of operations and financial condition. The forward-looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus relate only to circumstances as of the date on which the statements are made.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we and the selling stockholders may offer from time to time shares of our common stock up to an aggregate amount of $150,000,000 of which this offering is part. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes certain information contained in the prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information About Us” before investing in our common stock.

     As used in this prospectus supplement or the accompanying prospectus, the terms “RC2,” “we,” “us,” and “our” mean RC2 Corporation and its subsidiaries, unless the context indicates another meaning, and the term “common stock” means our common stock, par value $0.01 per share. Our fiscal year ends December 31.

     The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about August 3, 2004 against payment in immediately available funds.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes to those statements, before making an investment decision.

About RC2 Corporation

     We are a leading designer, producer and marketer of high quality, innovative, branded collectible, hobby, toy and infant products targeted at adults and children. Our leadership position is measured by sales and brand recognition. Our diverse product offerings include: RC2’s Learning Curve Brands for traditional children’s and infant toys and RC2’s Collectible Brands, which consist of automotive, high performance and racing vehicle replicas; agricultural, construction and outdoor sports vehicle replicas; sports trading cards, apparel and souvenirs; and collectible figures. These products are sold under market-focused brand names, including Racing Champions®, Ertl®, Ertl Collectibles®, Learning Curve®, American MuscleTM, Johnny Lightning®, AMT®, Polar Lights®, W. Britain®, Press Pass®, Eden®, FeltkidsTM, JoyRide®, JoyRide Studios® and Memory LaneTM. We generally support these brands and enhance the authenticity of our products by linking them with highly recognized licensed properties from high-profile companies such as John Deere, HIT Entertainment (Thomas & Friends and Bob the Builder), Case New Holland, Polaris, Honda, Ford, GM, DaimlerChrysler, NASCAR, NHRA, Texaco, Universal Studios, Warner Brothers, DIC Entertainment, Discovery Channel and Microsoft. Our products are marketed through multiple channels of distribution, including chain retailers, specialty and hobby wholesalers and retailers, dealer networks for original equipment manufacturers such as the John Deere dealer network, corporate accounts for promotional purposes and direct to consumers. We sell through more than 25,000 retail outlets located in North America, Europe, Australia and Asia Pacific.

     In 2003, our net sales were $310.9 million, our operating income was $57.2 million, which represented an operating margin of 18.4%, and our net income per diluted share was $2.12, which included a $0.19 benefit for income tax provision reductions. The following charts depict our 2003 net sales by product category, key brand/license and distribution channel.

     Our mission is to build consumer loyalty by fulfilling the passions of targeted consumers with branded products that encourage repeat purchases and are fun to own and use. A key element of our strategy is to identify consumer trends, insights and enthusiasm that enable us to create new brand and product opportunities. We capitalize on these opportunities by identifying a key brand or license and developing innovative, high quality products that appeal to our consumers’ passions. Because we offer products under well-established licenses and brand names that compel passionate parenting and play, we believe our products encourage repeat purchases and are less impacted by market fads.

     We have achieved success through our history by merging with other established companies and capitalizing on the opportunities created by these strong combinations. In April 1999, we acquired The Ertl Company, Inc., a long-standing producer of collectibles and toys, for $94.6 million and in March 2003, we acquired Learning Curve International, Inc., a developer and marketer of a variety of high-quality, award winning traditional children’s and infant toys, for $117.0 million. These acquisitions enabled us to increase our market penetration by diversifying our product lines, strengthening our brand and license portfolio, expanding our channels of distribution and broadening our target consumer base. In addition to the strategic value of these acquisitions, we achieved annual cost savings of approximately $15.0 million and $9.0 million through the successful integration of Ertl and Learning Curve, respectively. As a result, we are a stronger and more diverse company.

Recent Developments

     On June 4, 2004, we entered into separate definitive agreements to acquire The First Years Inc. and Playing Mantis, Inc. Both acquisitions are highly complimentary to our existing business and are consistent with our strategy to grow by adding market leading brands and licenses that allow us to diversify our product lines, increase retail shelf space for our products, expand our position with consumers, retailers and licensors as subject matter and category experts and further utilize our integrated China sourcing operation. In addition, we believe that these acquisitions will allow us to expand our existing collectibles and traditional children’s and infant toy product categories, cross-utilize our brands and licenses and increase our market penetration at a faster pace. Finally, we expect to achieve annual combined integration cost-savings ranging from $10.0 million to $15.0 million over the first 24 months of owning these businesses.

     The First Years, based in Avon, Massachusetts, is an international developer and marketer of infant and toddler care and play products sold under The First Years® brand name and under various licenses, including Winnie the Pooh. The First Years’s products are sold at toy, mass merchandising, drug and grocery chains, and at specialty retailers. Chain retailers accounted for over 90% of The First Years net sales in 2003, with Wal-Mart, Toys “R” Us/ Babies “R” Us, and Target accounting for approximately 24%, 21% and 18%, respectively. We identified The First Years as an opportunity to strengthen and grow our business based on its well-established infant care brands, understanding of the target consumer, strong relationships with chain retailers, and licensing portfolio that includes Winnie the Pooh. The First Years’s net sales for the twelve months ended March 31, 2004 were $138.9 million. The transaction is a cash merger and is subject to a number of closing conditions, including approval by the holders of at least two-thirds of the outstanding shares of The First Years common stock. The acquisition is expected to close in the third quarter of 2004. The merger agreement provides for the exchange of all of The First Years’s outstanding shares for a cash payment by RC2 of $18.60 per share in the merger, which net of cash acquired, equates to cash consideration of approximately $136.8 million. This amount excludes certain costs, such as transaction fees and expenses.

     Playing Mantis, based in Mishawaka, Indiana, designs and markets collectible vehicle replicas under the Johnny Lightning® and Polar Lights® brands and collectible figures under the Memory LaneTM brand. Playing Mantis’s products are primarily sold at mass merchandising, hobby, craft, drug and grocery chains. Chain retailers accounted for approximately 80% of Playing Mantis’s net sales in 2003. We view Playing Mantis as an opportunity to add depth to our collectible vehicles and figures lines and licenses while leveraging our existing distribution and sourcing capabilities. In 2003, Playing Mantis’s net sales were $28.5 million. The transaction was an asset purchase with an effective date of June 1, 2004. Closing consideration consisted of $17.0 million of cash and $2.5 million of our common stock. Additional cash consideration of up to $4.0 million may be earned in the transaction by Playing Mantis based on achieving net sales and margin targets for 2004 and net sales targets for 2005.

Our Competitive Strengths

     We differentiate ourselves through our competitive strengths, which include the following:

•	User Knowledge and Market Timing. We have an intimate understanding of the markets we serve. Each of our cross-functional user teams focuses exclusively on a specific end user group, which allows us to better understand the preferences of and prevailing trends impacting our target consumers. Our user teams consist of design, marketing and sales personnel and are responsible for new product development and brand positioning based on timely consumer research and close interaction with end users. As a result, we believe we have a first to market advantage in developing and marketing successful new brands and products.

•	Dedicated and Integrated Suppliers. We have established long-term partnerships with six independently owned China-based suppliers, which manufacture the majority of our products. These suppliers are integrated and collocated with our China-based development, engineering and product quality teams and are dedicated to producing only our products. As a result, we benefit from highly flexible, reliable, cost-effective production. This enables us to bring products to market rapidly, actively manage production based on changing market conditions and realize efficiencies available through our integrated approach.

•	Diversified Product Portfolio and Consumer Base. We market a broad range of collectible, hobby, toy and infant products to consumers of all ages. Our products appeal to a variety of consumer passions ranging from die-cast vehicles for adult collectors of John Deere memorabilia to Lamaze developmental toys for infants. In 2003, sales of collectibles and toys accounted for 54% and 46% of net sales, respectively. Additionally, we had four brand/license categories that each accounted for at least 10% of our net sales in 2003, with no single category accounting for more than 29%. We believe that this diversity of products and end users provides us with a stable platform to introduce new brands and products and grow our business.

•	Well-Known Brands and Licenses. Our products are sold under market-focused brand names that are generally linked to highly recognized licensed properties. We have approximately 600 license agreements with partners such as John Deere, HIT Entertainment (Thomas & Friends and Bob the Builder), Lamaze, Case New Holland, Polaris, Honda, Ford, GM, DaimlerChrysler, NASCAR, NHRA, Texaco, Universal Studios, Warner Brothers, DIC Entertainment, Discovery

Channel and Microsoft. For many of these partners, such as John Deere, HIT Entertainment and NASCAR, we have maintained license agreements for more than 10 years. These licenses reinforce our brands and establish our products’ authenticity, credibility and consumer appeal.

•	Established and Loyal Consumer Base. Our portfolio of market-focused branded and licensed products appeals to consumers’ passions, which encourage consumer loyalty and repeat purchase patterns. For example, Ertl’s John Deere collectibles products have been sold to generations of consumers, representing a collecting heritage of over 50 years, and are viewed as the standard for die-cast agricultural equipment replicas. On the traditional toy side, our Thomas & Friends Wooden Railway and Take Along Thomas systems combine interactive play patterns with collectible, character-based train sets that promote repeat purchases.

•	Multiple and Established Channels of Distribution. We market our products through multiple channels of distribution. We have an established presence with chain retailers (46% of 2003 total net sales) and alternative distribution channels such as specialty and hobby wholesalers and retailers (32%), OEM dealers (12%), corporate promotional accounts (6%) and direct to consumers (4%). Our presence in multiple distribution channels reduces the risk of concentration by channel or customer, enhances our ability to secure additional licenses and provides consumers with greater access to our products.

Our Growth Strategy

     We constantly seek opportunities to grow and diversify our business and strive to achieve a leadership position in our target markets. We believe that we are well positioned to grow our net sales and net income and will continue to leverage our competitive strengths in pursuit of the following growth strategies:

•	Introduce Innovative New Brands and Products. Product innovation and brand development are essential to the stability and growth of our business. We continuously develop and bring to market many new products, including both product extensions and new product lines. In both 2004 and 2005, we plan to expand our existing product lines with over 400 new products. In addition, we are introducing three new branded product lines, including Orange County Choppers die-cast collectible replicas, in 2004 and five new branded product lines, including an all-new Bob the Builder multiple category toy line, in 2005. Generally, we launch new product lines in the second half of the year.

•	Expand Sales with Increased Promotion and Market Penetration. In 2004 and 2005 many of our key brands and licenses will benefit from additional promotional support, expanded shelf space and increased market penetration. For example, in 2004, HIT Entertainment is developing new episodes for Thomas & Friends. In conjunction with the distribution and promotion of these new episodes, we plan to increase our advertising and marketing expenditures and expect to receive additional shelf space for our Thomas & Friends product lines at key retailers. Additional promotional activities and increased shelf space are also planned for our John Deere and Lamaze product lines. In 2005, we expect to benefit from new Bob the Builder episodes and promotion which will be launched around the same time as our new Bob the Builder product line.

•	Obtain Additional Licenses. We intend to expand our existing relationships with key licensors and develop new licensing partnerships. Our focus will be to secure licenses for new properties that are attractive to our targeted consumers and allow us to expand and enhance our current product offering. For example, in addition to the recently awarded Bob the Builder license, we plan to obtain new vehicle replica licenses from Universal Studios, Discovery Channel, Bobcat and Marvel and we will obtain a license from Disney for Winnie the Pooh and other properties upon closing of our acquisition of The First Years.

•	Pursue Strategic Acquisitions. We have grown through strategic acquisitions and have successfully integrated acquired businesses with our operations. We intend to pursue acquisitions that are consistent with our mission and enable us to leverage our competitive strengths. We believe that our current infrastructure and our operating model can facilitate growth through acquisitions without a proportionate increase in operating expenses.

•	Further Improve Profitability. We are maintaining our focus on production, supply chain and operating efficiencies by increasing our scale, further managing product costs and streamlining our product development and logistics processes. For example, we continue to implement various cost saving initiatives, including the development, by early 2005, of a distribution facility at the new global intermodal terminal in Rochelle, Illinois and the modernization of our existing distribution facility in Dyersville, Iowa. Accordingly, as we increase our sales volume, we believe that we are favorably positioned to leverage our fixed operating costs and increase our profitability.

Our Offices

     Our principal executive offices are located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523 and our telephone number is (630) 573-7200. We were known as Racing Champions Ertl Corporation until we changed our name in April 2003. We maintain our corporate web site at www.rc2corp.com. Information on our web site is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by RC2	2,500,000 shares

Common stock to be outstanding after this offering	20,125,963 shares

Use of proceeds	To pay a portion of the total purchase price of our pending acquisition of The First Years Inc.

See the “Use of Proceeds” section of this prospectus supplement for additional information.

Nasdaq National Market symbol	RCRC

     The number of shares of common stock to be outstanding after this offering excludes:

•	1,721,798 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $10.75 per share as of June 30, 2004;

•	351,845 shares of common stock reserved for future grants under our stock incentive plan as of June 30, 2004; and

•	484,414 shares of common stock reserved for future purchases under our employee stock purchase plan as of June 30, 2004.

     Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to 375,000 shares of our common stock, consisting of up to 155,000 shares from us and up to 220,000 shares from the selling stockholders. To the extent such option is exercised in part, the option granted by the selling stockholders will be exercised in full before the exercise of any portion of the option granted by us.

Summary Condensed Combined Financial Data

     We derived the summary condensed combined financial statement data for the years ended December 31, 2001, 2002 and 2003 set forth below from our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived the unaudited summary condensed combined financial statement data as of and for the three months ended March 31, 2004 from our unaudited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the information presented below together with our consolidated financial statements, the notes to those statements and the other financial information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

     Our future financial data will likely be significantly affected if we complete our pending acquisition of The First Years Inc. As a result, our historical financial data may not necessarily be indicative of future performance. We derived the unaudited pro forma combined statement of earnings data for the year ended December 31, 2003 and the three months ended March 31, 2004 and the unaudited pro forma combined balance sheet data as of March 31, 2004 from, and such data should be read in conjunction with, our unaudited pro forma condensed combined financial information and related notes included elsewhere in this prospectus supplement. The unaudited pro forma condensed combined statement of earnings data for the year ended December 31, 2003 present the pro forma combined results of RC2 assuming the acquisitions of The First Years Inc. and Learning Curve International, Inc. were completed as of January 1, 2003. The unaudited pro forma condensed combined statement of earnings data for the three months ended March 31, 2004 present the pro forma combined results of RC2 assuming the acquisition of The First Years Inc. (Learning Curve International, Inc. was acquired effective February 28, 2003 and is therefore already included in RC2’s results for the three months ended March 31, 2004) was completed as of January 1, 2003. The unaudited pro forma condensed combined balance sheet data as of March 31, 2004 present the pro forma condensed combined financial position of RC2 assuming the acquisition of The First Years Inc. occurred on March 31, 2004. See “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial data are presented for illustrative purposes only, are not necessarily indicative of the results we would have achieved had these transactions been completed on the dates indicated, do not include any cost savings that may be realized from The First Years acquisition, nor is such data necessarily indicative of results we may expect in the future.

     The unaudited as adjusted condensed combined balance sheet data as of March 31, 2004 give effect to our sale of 2,500,000 shares of our common stock in this offering and the use of the net proceeds to reduce outstanding debt and for general corporate purposes. The unaudited as adjusted condensed combined balance sheet data as of March 31, 2004 do not give effect to our pending acquisition of The First Years.

     None of the information set forth below gives effect to our acquisition of Playing Mantis, Inc., which was completed effective June 1, 2004.

	Year ended December 31,				Three months ended March 31,

				Pro forma			Pro forma
	2001	2002	2003 (2)	2003	2003 (2)	2004	2004

				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands, except per share data)
Combined Statements of Earnings:
Net sales	$204,661	$214,925	$310,946	$463,087	$42,352	$61,300	$98,433
Cost of sales (1)	99,481	102,763	148,908	232,811	19,802	30,291	51,149

Gross profit	105,180	112,162	162,038	230,276	22,550	31,009	47,284
Selling, general and administrative expenses (1)	69,266	70,238	104,794	162,622	17,641	25,582	37,779
Amortization of goodwill and other intangible assets	3,376	—	30	405	—	—	94

Operating income	32,538	41,924	57,214	67,249	4,909	5,427	9,411
Interest expense, net	6,470	1,835	3,477	12,670	360	786	2,707
Other expense (income)	277	(603)	(145)	(746)	(140)	42	(6)

Income before income taxes	25,791	40,692	53,882	55,325	4,689	4,599	6,710
Income tax expense	10,668	15,947	15,465	15,895	1,782	1,657	2,417

Net income	$15,123	$24,745	$38,417	$39,430	$2,907	$2,942	$4,293

Net income per share:
Basic	$1.03	$1.55	$2.25	$2.30	$0.17	$0.17	$0.25
Diluted	$1.00	$1.47	$2.12	$2.16	$0.17	$0.16	$0.23
Weighted average shares outstanding:
Basic	14,663	15,981	17,060	17,175	16,666	17,420	17,420
Diluted	15,159	16,829	18,105	18,220	17,551	18,501	18,501

	As of March 31, 2004

	Actual	As adjusted	Pro forma

	(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands)
Combined Balance Sheet Data:
Working capital	$47,501	$78,589	$58,620
Total assets	350,145	364,983	526,635
Total debt	58,000	—	214,777
Total stockholders’ equity	230,342	303,180	230,342

(1)	Depreciation expense was approximately $9.2 million, $9.1 million, $12.0 million and $15.0 million for the years ended December 31, 2001, 2002, 2003 and Pro forma 2003, respectively. Depreciation expense was approximately $2.6 million, $3.0 million and $3.0 million for the three months ended March 31, 2003, 2004 and Pro forma 2004, respectively.
(2)	Results for 2003 include the results of Learning Curve from March 1, 2003. Because this acquisition was accounted for under the purchase method of accounting, periods prior to the acquisition effective date do not include any results for Learning Curve.

RISK FACTORS

     Before purchasing our common stock, you should carefully consider the following risk factors, the risk factors identified in the accompanying prospectus and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our pending acquisition of The First Years may not close as anticipated, which may have a material adverse effect on our prospects and the trading price of our common stock.

     We have signed a definitive merger agreement to acquire The First Years which contemplates a total purchase price, net of cash acquired, of approximately $136.8 million. This amount excludes certain costs, such as transaction fees and expenses. We anticipate that this acquisition will close during the third quarter of 2004, and we expect to use the net proceeds of this offering to pay a portion of the total purchase price of The First Years acquisition. However, this offering is not conditioned on the closing of The First Years acquisition, which may not ultimately close. The completion of The First Years acquisition is subject to numerous closing conditions, including the following:

•	the approval of the merger agreement by the holders of at least two-thirds of the outstanding shares of The First Years common stock;

•	the absence of any effect, event or change that has had or would reasonably be expected to have a material adverse effect on The First Years, other than changes that generally affect The First Years’s industry, primarily result from the pendency of the merger, or relate to acts of war or terrorism;

•	the absence of any material disruption in the banking and capital markets which results in our inability to obtain the financing necessary for the acquisition;

•	the absence of any law, order or injunction prohibiting or restricting the completion of the merger; and

•	the execution and delivery of a new license agreement between Disney Enterprises, Inc. and The First Years for the United States upon terms that are not materially adverse in the aggregate to the terms set forth in the initial draft of that agreement as presented to RC2.

     In addition, we may be unable to obtain the debt financing necessary to complete The First Years acquisition, even in the absence of a material disruption in the banking and capital markets, which would prevent us from completing the acquisition.

     On June 30, 2004, a purported class action lawsuit was filed against The First Years and each of its directors in Massachusetts state court claiming breach of fiduciary duties and seeking to prevent the completion of the acquisition. This lawsuit could prevent us from completing The First Years acquisition, cause us to renegotiate the merger agreement or, if we complete the acquisition despite this lawsuit, require the payment of damages or settlement costs.

     If we fail to complete The First Years acquisition, we intend to use the net proceeds of this offering to repay outstanding debt and for general corporate purposes, including working capital and other acquisitions. A failure to complete The First Years acquisition may have a material adverse effect on our prospects and the trading price of our common stock.

We may not be able to realize the anticipated benefits from the Playing Mantis and The First Years acquisitions.

     Our ability to realize anticipated benefits and capitalize on business opportunities associated with our recent acquisition of Playing Mantis or our pending acquisition of The First Years if it is completed will depend in part on our ability to effectively integrate these businesses into our operations. We may face significant challenges in areas such as operations, personnel, and licensor and customer relations which could cause us to be unsuccessful in the integration process. We may fail to obtain necessary consents to transfer licenses or other agreements of Playing Mantis or The First Years which could adversely affect the anticipated benefits from the acquisitions. We may also learn additional information about Playing Mantis or The First Years business that adversely affects the anticipated benefits from the acquisitions, such as unknown or contingent liabilities, issues relating to internal controls over financial reporting and issues relating to compliance with the Sarbanes-Oxley Act or other applicable laws. As a result, there can be no assurance that our recent acquisition of Playing Mantis will be successful or our pending acquisition of The First Years will be successful if it is completed.

The additional indebtedness we expect to incur in connection with The First Years acquisition may restrict our operating flexibility.

     As of June 30, 2004, we had $71.3 million of total debt under our credit facility, including $17.0 million of debt incurred in connection with the Playing Mantis acquisition. In connection with the pending acquisition of The First Years, we have received a commitment letter from one of our current lenders and an affiliate of that lender to provide a new credit facility that will replace our existing credit facility and fund a portion of the total purchase price of The First Years. After giving effect to The First Years acquisition and this offering, as of June 30, 2004, we would have total debt outstanding of approximately $155.2 million.

     Our increased level of debt if we complete The First Years acquisition could adversely affect our operating flexibility and financial position in several ways, including the following:

•	a substantial portion of our cash flows from operations will be dedicated to paying interest and principal on our debt and, therefore, will not be available for other purposes;

•	our ability to borrow additional funds or capitalize on significant business opportunities may be limited; and

•	a portion of our debt will be subject to fluctuating interest rates, which could adversely affect our profits if interest rates increase.

USE OF PROCEEDS

     The net proceeds to us from our sale of 2,500,000 shares of common stock are estimated to be approximately $72.8 million based on the public offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

     We intend to use the net proceeds to us of this offering to pay a portion of the total purchase price of our pending acquisition of The First Years Inc. and, if this offering is completed before the completion of The First Years acquisition, to repay outstanding debt under our existing credit facility. On June 4, 2004, we entered into a definitive agreement to acquire The First Years which contemplates a total purchase price, net of cash acquired, of approximately $136.8 million. This amount excludes certain costs, such as transaction fees and expenses. We expect to enter into a new credit facility that will replace our existing credit facility to fund the remaining portion of the purchase price of The First Years acquisition and for our working capital needs. We have received a commitment letter from one of our current lenders and an affiliate of that lender for this new credit facility, subject to closing conditions and due diligence.

     In the event our pending acquisition of The First Years does not close, we expect to use the proceeds from this offering to reduce outstanding debt and for general corporate purposes, including working capital and other acquisitions. The completion of The First Years acquisition is subject to a number of closing conditions, including approval by the holders of at least two-thirds of the outstanding shares of The First Years common stock.

     Our credit facility matures on April 30, 2006 and, as of June 30, 2004, there was a total of $71.3 million outstanding under our credit facility, bearing interest at an average rate of 3.9% per year.

     We will not receive any of the proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market under the symbol “RCRC” since April 10, 2003. From March 4, 2002 to April 9, 2003, our common stock traded on the Nasdaq National Market under the symbol “RACN.” From May 8, 2000 to March 3, 2002, our common stock traded on the Nasdaq SmallCap Market and prior to May 8, 2000 our common stock traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock as reported by Nasdaq.

	High	Low

2002:
First Quarter	$20.31	$12.00
Second Quarter	22.44	16.75
Third Quarter	21.50	14.96
Fourth Quarter	16.81	12.41
2003:
First Quarter	$15.63	$10.99
Second Quarter	18.70	14.64
Third Quarter	20.32	15.26
Fourth Quarter	22.43	19.64
2004:
First Quarter	$28.18	$20.75
Second Quarter	35.54	25.47
Third Quarter (through July 28, 2004)	35.31	31.48

     On July 28, 2004, the last reported sale price on the Nasdaq National Market for our common stock was $32.49 per share. As of June 30, 2004, there were approximately 147 holders of record of our common stock. We believe the number of beneficial owners of our common stock on that date was substantially greater.

CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis to give effect to our sale of 2,500,000 shares of common stock at the public offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of the net proceeds to reduce outstanding debt and for general corporate purposes, including working capital; and

•	on a pro forma as adjusted basis, to reflect:

•	the completion of our proposed acquisition of The First Years Inc., and

•	our sale of 2,500,000 shares of common stock at the public offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of the net proceeds to pay a portion of the purchase price in The First Years acquisition.

     The information set forth in the following table does not give effect to the Playing Mantis acquisition, which was completed effective June 1, 2004. The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2004

			Pro forma
	Actual	As adjusted	as adjusted

	(Unaudited)	(Unaudited)	(Unaudited)

	(In thousands, except share data)
Cash and cash equivalents	$12,710	$27,548	$12,710

Long-term debt (including current portion):
Term notes	$46,250	—	73,413
Line of credit	11,750	—	68,527

Total debt	$58,000	$—	$141,939

Stockholders’ equity:
Common stock, voting, $0.01 par value; 28,000,000 shares authorized; 19,312,320 actual shares issued and 17,501,489 actual shares outstanding; and 21,812,320 shares issued and 20,001,489 shares outstanding on an as adjusted and pro forma as adjusted basis	$193	$218	$218
Additional paid-in capital	130,862	203,675	203,675
Accumulated other comprehensive income	4,545	4,545	4,545
Retained earnings	102,446	102,446	102,446
Treasury stock, at cost, 1,810,831 shares at March 31, 2004	(7,704)	(7,704)	(7,704)

Total stockholders’ equity	230,342	303,180	303,180

Total capitalization	$288,342	$303,180	$445,119

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     On March 4, 2003, with an effective date of February 28, 2003, RC2 acquired Learning Curve International, Inc. (Learning Curve) and certain of its affiliates (collectively, LCI) for approximately $104.4 million in cash (excluding transaction expenses) and 666,666 shares of our common stock. Additional consideration of up to $6.5 million was contingent upon LCI product lines reaching certain sales and margin targets in 2003, but this contingent consideration was not earned because the targets were not met. LCI develops and markets a variety of high-quality, award winning traditional children’s toys for every stage of childhood from birth through age eight.

     On June 4, 2004, RC2 and a wholly owned subsidiary of RC2 entered into a definitive agreement to acquire The First Years Inc. and subsidiary (collectively, TFY). The merger agreement provides for the exchange of all of TFY’s outstanding shares for a cash payment by RC2 of $18.60 per share in the merger, which net of cash acquired, equates to cash consideration of approximately $136.8 million. This amount excludes certain costs, such as transaction fees and expenses. TFY, based in Avon, Massachusetts, is an international developer and marketer of infant and toddler care and play products sold under The First Years® brand name and under various licenses, including Winnie the Pooh. TFY’s products are sold at toy, mass merchandising, drug and grocery chains, and at specialty retailers. The transaction is subject to a number of closing conditions, including approval by the holders of at least two-thirds of the outstanding shares of TFY common stock.

     The Unaudited Pro Forma Condensed Combined Statement of Earnings of RC2 Corporation and subsidiaries (RC2) for the year ended December 31, 2003 presents the pro forma combined results of RC2 assuming the acquisitions of TFY and LCI were completed as of January 1, 2003. The Unaudited Pro Forma Condensed Combined Statement of Earnings of RC2 for the three months ended March 31, 2004 presents the pro forma combined results of RC2 assuming the acquisition of TFY (LCI was acquired effective February 28, 2003 and is therefore already included in RC2’s results for the three months ended March 31, 2004) was completed as of January 1, 2003. All material adjustments required to give effect to the acquisitions are set forth in the “Pro Forma Adjustments” column.

     The Unaudited Pro Forma Condensed Combined Balance Sheet of RC2 as of March 31, 2004 presents the pro forma condensed combined financial position of RC2 assuming the acquisition of TFY occurred on March 31, 2004. All material adjustments to give effect to the acquisition are set forth in the “Pro Forma Adjustments” column.

     The unaudited pro forma as adjusted combined statement of earnings for the year ended December 31, 2003 presents the pro forma as adjusted combined results of RC2 assuming (1) the acquisitions of LCI and TFY and (2) our sale of 2,500,000 shares of our common stock in this offering at the public offering price of $31.00 per share and the use of net proceeds to reduce outstanding debt were both completed as of January 1, 2003. The unaudited pro forma as adjusted combined statement of earnings for the three months ended March 31, 2004 presents the pro forma as adjusted combined results of RC2 assuming (1) the acquisition of TFY (LCI was acquired effective February 28, 2003 and is therefore already included in RC2’s results for the three months ended March 31, 2004) and (2) our sale of 2,500,000 shares of our common stock in this offering at the public offering price of $31.00 per share and the use of net proceeds to reduce outstanding debt were both completed as of January 1, 2003. All material adjustments to give effect to the acquisitions and the offering are set forth in the applicable “pro forma adjustments” column.

     The unaudited pro forma as adjusted combined balance sheet as of March 31, 2004 presents the pro forma as adjusted combined financial position of RC2 assuming (1) the acquisition of TFY and (2) our sale of 2,500,000 shares of our common stock in this offering at the public offering price of $31.00 per share and the use of net proceeds to reduce outstanding debt were both completed as of March 31, 2004. All material adjustments to give effect to the acquisition and the offering are set forth in the applicable “pro forma adjustments” column.

     Upon the closing of the acquisition of TFY, RC2 expects to replace its March 2003 credit facility with a new credit facility (Credit Facility). RC2 has received a commitment letter from one of its current lenders and an affiliate of that lender for the Credit Facility. For purposes of the Unaudited Pro Forma Condensed Combined Financial Information, the following assumptions are made with respect to the Credit Facility. The Credit Facility will be for $200.0 million and will consist of both a term loan and a revolving line of credit, with each maturing four years from the date of the agreement. A portion of the term loan will have a fixed interest rate through the first three years of the agreement. The remaining term loan and the revolving line of credit will bear interest, at RC2’s option, at a base rate or at a LIBOR rate plus an applicable margin. The applicable margin will be based on RC2’s ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization (EBITDA). As a condition of the credit facility, RC2 will be required to pay a commitment fee on the average daily unused portion of the revolving line of credit. Under the terms of the Credit Facility, RC2 will be required to comply with certain financial and non-financial covenants. Among other restrictions, RC2 will be restricted in its ability to pay dividends, incur additional debt and make acquisitions above certain amounts. For purposes of the Unaudited Pro Forma Combined Statements of Earnings, it is assumed that this Credit Facility was entered into on January 1, 2003, with borrowings of $160.5 million on that date. For purposes of the Unaudited Pro Forma Combined Balance Sheet, it is assumed that this Credit Facility was entered into on March 31, 2004 with borrowings of $156.8 million on that date.

     The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only, is not necessarily indicative of the results RC2 would have achieved had these transactions been completed on the dates indicated, does not include any cost savings that may be realized from TFY acquisition, nor is it necessarily indicative of results RC2 may expect in the future.

     RC2 accounted for the LCI acquisition, and will account for the TFY acquisition, as purchases, applying the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.”

     The following Unaudited Pro Forma Condensed Combined Financial Information does not give effect to our acquisition of Playing Mantis, Inc., which was completed effective June 1, 2004.

PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Year Ended December 31, 2003
(In thousands, except per share data)
(Unaudited)

		LCI Acquisition
							Pro Forma
	Historical		Reclassification		Pro Forma		for LCI
	RC2	Historical	Adjustments		Adjustments		Acquisition

Net sales	$310,946	$16,527	$—		$—		$327,473
Cost of sales, related party	8,256	—	—		—		8,256
Cost of sales	140,652	8,862	(1,507	)(1)	2,313	(2)	150,320

Gross profit	162,038	7,665	1,507		(2,313)		168,897
Selling, general and administrative expenses	104,794	9,061	1,507	(1)	222	(3)	115,584
Amortization of intangible assets	30	—	—		—		30

Operating income (loss)	57,214	(1,396)	—		(2,535)		53,283
Interest expense (income), net	3,477	326	—		183	(4)	3,986
Other income	(145)	—	—		—		(145)

Income before income taxes	53,882	(1,722)	—		(2,718)		49,442
Income tax expense (benefit)	15,465	(660)	—		(1,028	)(5)	13,777

Net income	$38,417	$(1,062)	$—		$(1,690)		$35,665

Net income per share:
Basic	$2.25						$2.08
Diluted	2.12						1.96
Weighted average shares outstanding:
Basic	17,060				115		17,175
Diluted	18,105				115		18,220

[Additional columns below]

[Continued from above table, first column(s) repeated]

	TFY Acquisition					Pro Forma
						for LCI
		Reclassification		Pro Forma		and TFY	Adjustments		Pro Forma
	Historical	Adjustments		Adjustments		Acquisitions	for Offering		As Adjusted

Net sales	$135,614	$—		$—		$463,087	$—		$463,087
Cost of sales, related party	—	—		—		8,256	—		8,256
Cost of sales	85,448	(11,213	)(6)	—		224,555	—		224,555

Gross profit	50,166	11,213		—		230,276	—		230,276
Selling, general and administrative expenses	35,224	11,814	(6)	—		162,622	—		162,622
Amortization of intangible assets	—	—		375	(7)	405	—		405

Operating income (loss)	14,942	(601)		(375)		67,249	—		67,249
Interest expense (income), net	(207)	—		8,891	(8)	12,670	(3,642	)(10)	9,028
Other income	—	(601	)(6)	—		(746)	—		(746)

Income before income taxes	15,149	—		(9,266)		55,325	3,642		58,967
Income tax expense (benefit)	5,367	—		(3,249	)(9)	15,895	1,311	(9)	17,206

Net income	$9,782	$—		$(6,017)		$39,430	$2,331		$41,761

Net income per share:
Basic						$2.30			$2.12
Diluted						2.16			2.02
Weighted average shares outstanding:
Basic						17,175	2,500		19,675
Diluted						18,220	2,500		20,720

PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Three Months Ended March 31, 2004
(In thousands, except per share data)
(Unaudited)

		TFY Acquisition
							Pro Forma
	Historical		Reclassification		Pro Forma		for TFY	Adjustments		Pro Forma
	RC2	Historical	Adjustments		Adjustments		Acquisition	for Offering		As Adjusted

Net sales	$61,300	$37,133	$—		$—		$98,433	$—		$98,433
Cost of sales, related party	1,070	—	—		—		1,070	—		1,070
Cost of sales	29,221	23,618	(2,760	)(11)	—		50,079	—		50,079

Gross profit	31,009	13,515	2,760		—		47,284	—		47,284
Selling, general and administrative expenses	25,582	9,389	2,808	(11)	—		37,779	—		37,779
Amortization of intangible assets	—	—	—		94	(7)	94	—		94

Operating income	5,427	4,126	(48)		(94)		9,411	—		9,411
Interest expense (income), net	786	(50)	—		1,971	(12)	2,707	(910	)(10)	1,797
Other expense (income)	42	—	(48	)(11)	—		(6)	—		(6)

Income before income taxes	4,599	4,176	—		(2,065)		6,710	910		7,621
Income tax expense	1,657	1,608	—		(848	)(9)	2,417	328	(9)	2,745

Net income	$2,942	$2,568	$—		$(1,217)		$4,293	$583		$4,876

Net income per share:
Basic	$0.17						$0.25			$0.24
Diluted	0.16						0.23			0.23
Weighted average shares outstanding:
Basic	17,420						17,420	2,500		19,920
Diluted	18,501						18,501	2,500		21,001

PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2004
(In thousands)
(Unaudited)

		TFY Acquisition
				Pro Forma
	Historical		Pro Forma	for TFY	Adjustments	Pro Forma
	RC2	Historical	Adjustments(13)	Acquisition	for Offering	As Adjusted

ASSETS
Current assets:
Cash and cash equivalents	$12,710	$25,743	$(25,743)	$12,710	$—	$12,710
Restricted cash	13	—	—	13	—	13
Accounts receivable, net	46,608	25,403	—	72,011	—	72,011
Inventory	36,989	19,716	—	56,705	—	56,705
Other current assets	12,617	4,321	—	16,938	—	16,938

Total current assets	108,937	75,183	(25,743)	158,377	—	158,377
Property, plant and equipment	37,611	10,566	—	48,177	—	48,177
Goodwill, net	158,637	—	96,234	254,871	—	254,871
Intangible assets, net	44,166	—	18,250	62,416	—	62,416
Other non-current assets	794	—	2,000	2,794	—	2,794

Total assets	$350,145	$85,749	$90,741	$526,635	$—	$526,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,268	$10,224	$—	$22,492	$—	$22,492
Taxes payable, net	2,483	2,691	—	5,174	—	5,174
Accrued expenses	25,373	5,406	—	30,779	—	30,779
Current maturities of term loan	16,250	—	20,000	36,250	—	36,250
Other current liabilities	5,062	—	—	5,062	—	5,062

Total current liabilities	61,436	18,321	20,000	99,757	—	99,757
Line of credit	11,750	—	56,777	68,527	—	68,527
Term notes, less current portion	30,000	—	80,000	110,000	(72,838)	37,163
Deferred income taxes	6,089	1,392	—	7,481	—	7,481
Other long-term liabilities	10,528	—	—	10,528	—	10,528

Total liabilities	119,803	19,713	156,777	296,293	(72,838)	223,455

Stockholders’ equity:
Common stock	193	1,095	(1,095)	193	25	218
Additional paid-in capital	130,862	11,194	(11,194)	130,862	72,813	203,675
Accumulated other comprehensive income	4,545	—	—	4,545	—	4,545
Retained earnings	102,446	84,160	(84,160)	102,446	—	102,446
Deferred compensation	—	(85)	85	—	—	—

	238,046	96,364	(96,364)	238,046	72,838	310,884
Treasury stock	(7,704)	(30,328)	30,328	(7,704)	—	(7,704)

Total stockholders’ equity	230,342	66,036	(66,036)	230,342	72,838	303,180

Total liabilities and stockholders’ equity	$350,145	$85,749	$90,741	$526,635	$—	$526,635

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) To present comparable financial statements, a reclassification was required to LCI’s historical statement of earnings to conform to RC2’s accounting policies and presentation. Royalty expenses were reclassified from cost of sales to selling, general and administrative expenses, where they are classified under RC2’s accounting policies and presentation.

(2) Represents the pro forma increase of $2.3 million in cost of sales as a result of conforming inventory costing methods of LCI to RC2’s method and the pro forma decrease of $28,000 in cost of sales primarily as a result of adjusting the estimated useful lives of certain tooling items.

(3) Represents the pro forma increase of $215,000 in display marketing expense as a result of conforming display inventory costing methods of LCI to RC2’s method and the pro forma increase of $7,000 in depreciation expense primarily as a result of adjusting the estimated useful life of certain fixed assets.

(4) Represents the increase in interest expense resulting from the increase in debt required to fund the acquisition, summarized as follows:

(In thousands)
Debt incurred by RC2 to fund the acquisition	$110,000
Interest at an assumed effective rate of 2.4%		$446
Amortization of incremental debt issuance costs		50
Commitment fee on unused line of credit		13
Repayment of LCI debt		(326)

Total		$183

(5) To record provision for income taxes on the changes as a result of the pro forma adjustments at RC2’s effective tax rate.

(6) To present comparable financial statements, a reclassification was required to TFY’s historical statement of earnings to conform to RC2’s accounting policies and presentation. Royalty expenses of $5.4 million, warehousing and distribution expenses of $3.3 million, and freight out expense of $3.1 million were reclassified from cost of sales to selling, general and administrative expenses, where they are classified under RC2’s accounting policies and presentation. Foreign exchange gains of $601,000 were reclassified from cost of sales to other income, where they are classified under RC2’s accounting policies and presentation.

(7) Represents the pro forma increase in amortization relating to a covenant not to compete entered into with TFY’s CEO.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(8) Represents the pro forma increase in interest expense resulting from the increase in debt required to fund the acquisition, summarized as follows:

(In thousands)
Debt incurred by RC2 to fund the acquisition	$160,530
Interest at an assumed effective rate of 5.0%		$8,026
Amortization of incremental debt issuance costs		500
Commitment fee on unused line of credit		158
Reduction of interest income at TFY		207

Total		$8,891

The effective interest rate assumed in the pro forma adjustment of 5.0% is based upon rates expected to be available to RC2 at the date of acquisition. A change in the interest rate of 1/8 percentage point would have the effect of changing interest expense by $0.2 million before tax.

For this calculation, it has been assumed that all other outstanding debt for RC2 remained. It also assumes that all other borrowings and payments that historically occurred throughout 2003 still occurred.

(9) To record provision for income taxes as a result of the pro forma adjustments at RC2’s effective tax rate of 36.0%.

(10) Interest expense adjustment based on (i) an effective interest rate on debt of 5.0% adjusted to reflect the period of time impacted by the offering and (ii) net proceeds of approximately $72.8 million from the offering based on the offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses.

(11) To present comparable financial statements, a reclassification was required to TFY’s historical statement of earnings to conform to RC2’s accounting policies and presentation. Royalty expenses of $1.1 million, warehousing and distribution expenses of $858,000, and freight out expense of $809,000 were reclassified from cost of sales to selling, general and administrative expenses, where they are classified under RC2’s accounting policies and presentation. Foreign exchange gains of $48,000 were reclassified from cost of sales to other income, where they are classified under RC2’s accounting policies and presentation.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(12) Represents the pro forma increase in interest expense resulting from the increase in debt required to fund the acquisition, summarized as follows:

(In thousands)
Debt incurred, after $20 million pay down at 12/31/03, by RC2 to fund the acquisition	$140,530
Interest at an assumed effective rate of 5.0%		$1,757
Amortization of incremental debt issuance costs		125
Commitment fee on unused line of credit		39
Reduction of interest income at TFY		50

Total		$1,971

The effective interest rate assumed in the pro forma adjustment of 5.0% is based upon rates expected to be available to RC2 at the date of acquisition. A change in the interest rate of 1/8 percentage point would have the effect of changing annual interest expense by $0.2 million before tax.

For this calculation, it has been assumed that all other outstanding debt for RC2 remained, except for a $20.0 million pay down at December 31, 2003. It also assumes that all other borrowings and payments that historically occurred throughout the first quarter of 2004 still occurred.

(13) The purchase price has been allocated to the acquired assets and assumed liabilities based upon their estimated relative fair market values as of March 31, 2004. The payment of the purchase price and related fees was assumed to be financed by a new credit facility. The purchase price was allocated to the net assets of TFY based on their estimated relative fair values, as follows:

(In thousands)
Total estimated purchase price, including estimated expenses		$156,777
Less:
Current assets	$49,440
Property, plant and equipment	10,566
Intangible assets	18,250
Other long-term assets	2,000
Liabilities assumed	(19,713)	60,543

Excess purchase price over net assets, acquired		$96,234

Such allocations of purchase price are subject to final determination based on valuations and other determinations that will be completed by the end of the third quarter of 2005. RC2 will be performing valuations to determine the fair value of any acquired identifiable assets by the end of the third quarter of 2005. Differences in net assets as of the date of acquisition will result in a different goodwill balance, and to the extent such assets are amortizable, amortization expense will be increased.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data, which should be read along with our consolidated financial statements and the notes to those statements and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statements of earnings data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement. The consolidated statements of earnings data for the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements which are not included or incorporated by reference in this prospectus supplement. The consolidated statements of earnings data for the three months ended March 31, 2004 and 2003 and the consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements and related notes incorporated by reference in this prospectus supplement. Our results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year. Additionally, certain reclassifications provided in our accompanying consolidated statements of earnings for 2001, 2002 and 2003 have not been presented for the years ended December 31, 1999 and 2000, because this information was not available.

						Three months ended
	Year ended December 31,					March 31,

	1999	2000	2001	2002	2003 (4)	2003 (4)	2004

						(Unaudited)	(Unaudited)

	(In thousands, except per share data)
Consolidated Statements of Earnings:
Net sales	$231,360	$214,806	$204,661	$214,925	$310,946	$42,352	$61,300
Cost of sales (1)	132,683	116,328	99,481	102,763	148,908	19,802	30,291

Gross profit	98,677	98,478	105,180	112,162	162,038	22,550	31,009
Selling, general and administrative expenses (1)(2)	79,762	71,636	69,266	70,238	104,794	17,641	25,582
Other charges (3)	6,400	—	—	—	—	—	—
Amortization of goodwill and other intangible assets	3,543	3,795	3,376	—	30	—	—

Operating income	8,972	23,047	32,538	41,924	57,214	4,909	5,427
Interest expense, net	7,650	11,375	6,470	1,835	3,477	360	786
Other expense (income)	(105)	662	277	(603)	(145)	(140)	42

Income before income taxes	1,427	11,010	25,791	40,692	53,882	4,689	4,599
Income tax expense	892	5,120	10,668	15,947	15,465	1,782	1,657

Net income	$535	$5,890	$15,123	$24,745	$38,417	$2,907	$2,942

Net income per share:
Basic	$0.03	$0.40	$1.03	$1.55	$2.25	$0.17	$0.17
Diluted	$0.03	$0.39	$1.00	$1.47	$2.12	$0.17	$0.16
Weighted average shares outstanding:
Basic	16,249	14,827	14,663	15,981	17,060	16,666	17,420
Diluted	16,588	15,085	15,159	16,829	18,105	17,551	18,501

	As of March 31, 2004

	Actual	As adjusted (5)

	(Unaudited)	(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Working capital	$47,501	$78,589
Total assets	350,145	364,983
Total debt	58,000	—
Total stockholders’ equity	230,342	303,180

(1)	Depreciation expense was approximately $7.5 million, $9.6 million, $9.2 million, $9.1 million and $12.0 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively. Depreciation expense was approximately $2.6 million and $3.0 million for the three months ended March 31, 2003 and 2004, respectively.
(2)	Selling, general and administrative expenses for 2000 include a charge of $2.5 million related to minimum guaranteed royalty payments on NASCAR-related licensing agreements, which exceeded royalties earned on product sales.
(3)	Other charges consist of $6.4 million in restructuring and other charges for the year ended December 31, 1999 in connection with the integration of The Ertl Company, Inc.
(4)	Results for 2003 include the results of Learning Curve from March 1, 2003. Because this acquisition was accounted for under the purchase method of accounting, periods prior to the acquisition effective date do not include any results for Learning Curve.
(5)	The “As Adjusted” balance sheet data give effect to our sale of 2,500,000 shares of common stock at the public offering price of $31.00 per share, our receipt of the net proceeds from the sale of the shares, after deducting the underwriting discount and estimated offering expenses payable by us, and the use of the net proceeds to reduce outstanding debt and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a leading designer, producer and marketer of high-quality, innovative, branded collectible, hobby, toy and infant products targeted at adults and children. Our leadership position is measured by sales and brand recognition. Our products are marketed through multiple channels of distribution and are available at more than 25,000 retail outlets located in North America, Europe, Australia and Asia Pacific. Our diverse product offerings include: RC2’s Learning Curve Brands for traditional children’s and infant toys and RC2’s Collectible Brands, which consist of automotive, high performance and racing vehicle replicas; agricultural, construction and outdoor sports vehicle replicas; sports trading cards, apparel and souvenirs; and collectible figures. We market virtually all of our products under licenses from other parties, and we are currently a party to approximately 600 license agreements.

     Learning Curve Acquisition. On March 4, 2003, with an effective date of February 28, 2003, we acquired Learning Curve International, Inc. Learning Curve develops and markets a variety of high-quality, award winning traditional children’s toys for every stage of childhood from birth through age eight. This transaction has been accounted for under the purchase method of accounting and, accordingly, the operating results of Learning Curve have been included in our consolidated financial statements since the effective date of the acquisition.

     Playing Mantis Acquisition. On June 4, 2004, with an effective date of June 1, 2004, we purchased substantially all of the assets of Playing Mantis, Inc. Playing Mantis designs and markets collectible vehicle replicas under the Johnny Lightning® and Polar Lights® brands and collectible figures under the Memory LaneTM brand. Playing Mantis’s products are primarily sold at mass merchandising, hobby, craft, drug and grocery chains. In 2003, Playing Mantis’s net sales were $28.5 million. Additional cash consideration of up to $4.0 million may be earned in the transaction by Playing Mantis based on achieving net sales and margin targets for 2004 and net sales targets for 2005. This transaction has been accounted for under the purchase method of accounting and, accordingly, the operating results of Playing Mantis have been included in our consolidated financial statements since the effective date of the acquisition.

     Pending Acquisition of The First Years. On June 4, 2004, we entered into a definitive agreement to acquire The First Years Inc. The First Years, based in Avon, Massachusetts, is an international developer and marketer of care and play products for infants and toddlers sold under The First Years® brand name and under various licenses, including Winnie the Pooh. The First Years’s products are sold at toy, mass merchandising, drug and grocery chains, and at specialty retailers. The First Years’s net sales for the twelve months ended March 31, 2004 were $138.9 million. The transaction is a cash merger and is subject to a number of closing conditions, including approval by the holders of at least two-thirds of the outstanding shares of The First Years common stock. The acquisition is expected to close in the third quarter of 2004. The merger agreement calls for the exchange of all of The First Years’s outstanding shares for a cash payment by RC2 of $18.60 per share, which net of cash acquired, equates to cash consideration of approximately $136.8 million. This amount excludes certain costs, such as transaction fees and expenses. We expect to fund the purchase price to acquire The First Years with the net proceeds of this offering and a new credit facility. See “Use of Proceeds” and “— Liquidity and Capital Resources.”

     Integration Initiatives. During 2003, we focused on integrating our acquisition of Learning Curve. We implemented numerous initiatives to achieve synergies and cost savings from this acquisition, including payroll, systems development and maintenance, corporate and administrative, and sales and marketing expenses. We have achieved annualized cost savings of approximately $9 million. Our integration activities in 2004 will also address Learning Curve’s product lines, including efforts to de-emphasize lower volume and lower margin product lines.

     Sales. Our sales are primarily derived from the sale of collectible, hobby, toy and infant products and are recognized upon transfer of title of product to our customers. We market our products through a variety of distribution channels including chain retailers, specialty and hobby wholesalers and retailers, OEM dealers, corporate promotional accounts and direct to consumers. For the years ended December 31, 2001, 2002 and 2003, sales to chain retailers comprised 40.5%, 37.2% and 45.9%, respectively, of our net sales.

     Our products are marketed and distributed in North America, Europe, Australia and Asia Pacific. International sales (including Canada and Mexico) constituted 12% of our net sales in 2001 and 2002 and 16% of our net sales in 2003. We expect international sales to increase over the next several years as we expand our geographic reach. Our net sales have not been materially impacted by foreign currency fluctuations.

     We derive a significant portion of our sales from some of the world’s largest retailers and OEM dealers. Our top five customers accounted for 38.7%, 35.3%, and 38.0% of our net sales in 2001, 2002 and 2003, respectively. Wal-Mart, our largest customer, accounted for 15.5%, 11.7% and 10.8% of total net sales in 2001, 2002 and 2003, respectively. The John Deere dealer network accounted for 14.5% and 14.9% of total net sales in 2001 and 2002, respectively. Other than Wal-Mart and the John Deere dealer network, no other customer accounted for more than 10% of our total net sales in 2001 and 2002. In 2003, other than Wal-Mart, no customer accounted for more than 10% of our total net sales.

     We provide certain customers the option to take delivery of our products either in the United States, United Kingdom, Australia, Canada, or Germany with credit terms ranging from 30 to 120 days or directly in China with payment made by irrevocable letter of credit or wire transfer. We generally grant price discounts of 15.0% to 25.0% on direct sales from China resulting in lower gross margins. However, shipments direct from China lower our distribution and administrative costs, so we believe that our operating income margin is comparable for products delivered in China versus products shipped in the United States, United Kingdom, Australia, Canada or Germany. For the years ended December 31, 2001, 2002 and 2003, direct sales from China constituted 9.7%, 11.0% and 9.6%, respectively, of our net sales.

     We do not ordinarily sell our products on consignment, and we ordinarily accept returns only for defective merchandise. In certain instances, where retailers are unable to resell the quantity of products that they have purchased from us, we may, in accordance with industry practice, assist retailers in selling such excess inventory by offering credits and other price concessions, which are typically evaluated and issued annually. Returns and allowances on an annual basis have ranged from 3.0% to 5.2% of net sales over the last three years.

     Expenses. Our products are manufactured by third-parties, principally located in China. Cost of sales primarily consists of purchases of finished products, which accounted for 80.1%, 80.1% and

80.4% of our cost of sales in 2001, 2002 and 2003, respectively. The remainder of our cost of sales primarily includes tooling depreciation, freight-in from suppliers and concept and design expenses. Substantially all of our purchases of finished products from the Far East are denominated in Hong Kong dollars, and therefore, subject to currency fluctuations. Historically, we have not incurred substantial exposure due to currency fluctuations because the Hong Kong government has maintained a policy of linking the Hong Kong dollar and U.S. dollar since 1983. A future increase in the value of the Hong Kong dollar relative to the U.S. dollar may increase our cost of sales and decrease our gross margins.

     Additionally, if our suppliers experience increased raw materials, labor or other costs and pass along such cost increases to us through higher prices for finished products, our cost of sales would increase and, to the extent we are unable to pass such cost increases along to our customers, our gross margins would decrease.

     Selling, general and administrative expenses primarily consist of royalties, employee compensation, advertising and marketing expenses, freight-out to customers and sales commissions. Royalties vary by product category and are generally paid on a quarterly basis. Multiple royalties may be paid to various licensors on a single product. In 2003, aggregate royalties by product ranged from approximately 1% to 27% of our net sales price. Royalty expense was approximately 9.3%, 8.7%, and 8.5% of our net sales for the years ended December 31, 2001, 2002 and 2003. Sales commissions ranged from approximately 3% to 15% of the net sales price and are paid quarterly to our external sales representative organizations. Sales subject to commissions represented 32.0%, 35.2%, and 31.2% of our net sales for the years ended December 31, 2001, 2002 and 2003, and sales commission expense was 1.8% of our net sales for the year ended December 31, 2001 and 1.6% of our net sales for the years ended December 31, 2002 and 2003.

     Seasonality. We have experienced, and expect to continue to experience, substantial fluctuations in our quarterly net sales and operating results, which is typical of many companies in our industry. Our business is highly seasonal due to high consumer demand for our products during the year-end holiday season. Approximately, 61.5% of our net sales for the three years ended December 31, 2003 were generated in the second half of the year. As a result, our investment in working capital, mainly inventory and accounts receivable, is generally highest during the third and fourth quarters and lowest during the first quarter.

Results of Operations

	Year ended December 31,						Three months ended March 31,

	2001		2002		2003		2003		2004

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

							(Unaudited)		(Unaudited)

	(In thousands, except per share data)
Net sales	$204,661	100.0%	$214,925	100.0%	$310,946	100.0%	$42,352	100.0%	$61,300	100.0%
Cost of sales	99,481	48.6	102,763	47.8	148,908	47.9	19,802	46.8	30,291	49.4

Gross profit	105,180	51.4	112,162	52.2	162,038	52.1	22,550	53.2	31,009	50.6
Selling, general and administrative expenses	69,266	33.8	70,238	32.7	104,794	33.7	17,641	41.6	25,582	41.7
Amortization of goodwill and other intangible assets	3,376	1.7	—	—	30	—	—	—	—	—

Operating income	32,538	15.9	41,924	19.5	57,214	18.4	4,909	11.6	5,427	8.9
Interest expense, net	6,470	3.2	1,835	0.9	3,477	1.1	360	0.8	786	1.3
Other expense (income)	277	0.1	(603)	(0.3)	(145)	(0.1)	(140)	(0.3)	42	0.1

Income before income taxes	25,791	12.6	40,692	18.9	53,882	17.4	4,689	11.1	4,599	7.5
Income tax expense	10,668	5.2	15,947	7.4	15,465	5.0	1,782	4.2	1,657	2.7

Net income	$15,123	7.4%	$24,745	11.5%	$38,417	12.4%	$2,907	6.9%	$2,942	4.8%

Net income per share:
Basic	$1.03		$1.55		$2.25		$0.17		$0.17
Diluted	$1.00		$1.47		$2.12		$0.17		$0.16
Weighted average shares outstanding:
Basic	14,663		15,981		17,060		16,666		17,420
Diluted	15,159		16,829		18,105		17,551		18,501

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

     Net sales. Net sales for the first quarter of 2004 increased $18.9 million, or 44.6%, to $61.3 million from $42.4 million for the first quarter of 2003. This sales increase was primarily attributable to the addition of the Learning Curve business for the entire first quarter of 2004 compared with only the month of March in 2003. Net sales increases occurred in our traditional children’s toys and our agricultural, construction and outdoor sports vehicle replicas categories, but these were partially offset by decreases in our other product categories.

     The increase in sales in our traditional children’s toy category was approximately 196%, as this is the category that includes all of the Learning Curve branded product lines. Sales in our agricultural, construction and outdoor sports vehicle replicas category increased approximately 7% primarily due to increased sales in our John Deere product line. Sales in our sports trading cards, apparel and souvenirs category decreased approximately 32% primarily due to fewer trading card releases and lower apparel sales. Sales in our automotive, high performance and racing vehicle replicas category decreased approximately 14% mainly due to lower sales in our racing and custom/classic vehicle replica product lines partially offset by strong performances in our The Fast and The Furious and JoyRide entertainment vehicle product lines. Sales in our smallest product category, collectible figures, decreased by approximately 6%.

     On a pro forma basis, consolidated net sales for the first quarter of 2004 increased by 4% when compared to consolidated net sales for the first quarter of 2003. The pro forma consolidated net sales assume that the Learning Curve acquisition occurred as of January 1, 2003.

     Gross Profit. Gross profit increased $8.4 million, or 37.2%, to $31.0 million for the three months ended March 31, 2004 from $22.6 million for the three months ended March 31, 2003. The gross profit margin (as a percentage of net sales) decreased to 50.6% in the first quarter of 2004 compared to 53.3% in the first quarter of 2003 primarily due to product sales mix and increased freight costs. Our quarterly gross margins can be affected by the mix of product that is shipped during each quarter. While overall, all of our product categories approximate a similar gross margin, individual product lines within a category can carry gross margins that vary significantly and cause quarterly fluctuations, based on the timing of these individual shipments throughout the year. There were no major changes in the components of cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.0 million, or 45.5%, to $25.6 million for the three months ended March 31, 2004 from $17.6 million for the three months ended March 31, 2003. As a percentage of net sales, selling, general and administrative expenses increased slightly to 41.8% for the three months ended March 31, 2004 to 41.5% for the three months ended March 31, 2003. The increase in selling, general and administrative expenses was primarily due to the addition of Learning Curve for the full quarter in 2004 versus only March in 2003.

     Operating Income. Operating income increased to $5.4 million for the first quarter of 2004 from $4.9 million for the first quarter of 2003; although, as a percentage of net sales, operating income decreased to 8.8% of net sales in the first quarter of 2004 from 11.6% in the prior year first quarter.

     Net Interest Expense. Net interest expense of $0.8 million for the three months ended March 31, 2004 and $0.4 million for the three months ended March 31, 2003 relates primarily to bank term loans and lines of credit. The increase in net interest expense was due to the increase in average outstanding debt balances.

     Income Tax. Income tax expense for the three months ended March 31, 2004 and 2003 includes provisions for federal, state and foreign income taxes at an effective rate of 36.0% and 38.0%, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Sales. Net sales increased $96.0 million, or 44.7%, to $310.9 million for 2003 from $214.9 million for 2002. This sales increase was attributable to the addition of Learning Curve. Net sales increases occurred in our traditional children’s toys and collectible figures categories, but were partially offset by decreases in our other product categories.

     The increase in sales in our traditional children’s toy category was approximately 265%, as this is the category that includes all of the Learning Curve branded product lines. Sales in our smallest product category, collectible figures, increased 3.5% primarily due to JoyRide Studios video game figure sales. Sales in our sports trading cards, apparel and souvenirs category decreased 14.9%, primarily due to soft sales of NASCAR trading cards, decreased sales of apparel and souvenirs at track-side events, and our decision not to release basketball trading cards in 2003. Sales in our agricultural, construction and outdoor sports vehicle replicas category decreased 6.2% due to soft sales at our domestic agricultural OEM dealers. Sales in our automotive, high performance and racing vehicle replicas category decreased 1.5% primarily due to significant decreases in racing and custom and classic vehicle replicas partially offset by the strong performance of our The Fast and The Furious product line.

     On a pro forma basis, consolidated net sales for the year ended December 31, 2003, decreased by 6.2% to $327.5 million when compared to the pro forma consolidated net sales for the year ended December 31, 2002 of $349.3 million. The pro forma consolidated net sales assume that the Learning Curve acquisition took place at the beginning of the applicable period.

     Gross Profit. Gross profit increased $49.8 million, or 44.4%, to $162.0 million for 2003 from $112.2 million for 2002. The gross profit margin (as a percentage of net sales) remained relatively flat at 52.1% for 2003 compared to 52.2% for 2002. There were no major changes in the components of cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $34.6 million, or 49.3%, to $104.8 million for 2003 from $70.2 million for 2002. As a percentage of net sales, selling, general and administrative expenses increased to 33.7% for 2003 from 32.7% for 2002. The increase in selling, general and administrative expenses was primarily due to the addition of Learning Curve.

     Operating Income. Operating income increased $15.3 million, or 36.5%, to $57.2 million for 2003 from $41.9 million for 2002. As a percentage of net sales, operating income decreased to 18.4% for 2003 from 19.5% for 2002.

     Net Interest Expense. Net interest expense of $3.5 million for 2003 and $1.8 million for 2002 related primarily to bank term loans and lines of credit. The increase in net interest expense was due to the increase in average outstanding debt balances as a result of our acquisition of Learning Curve in 2003 and an increase in our incremental borrowing rate.

     Income Tax. Income tax expense of $15.5 million for 2003 includes a reduction of approximately $3.4 million, or $0.19 per diluted share, primarily due to the recognition of foreign net operating losses during the year and a reduction of income tax provision relating to the completion of an IRS tax audit for the fiscal years 1998 through 2000. Income tax expense, including the adjustments mentioned, includes provisions for federal, state and foreign income taxes at an effective rate of 28.7% for 2003 compared to 39.2% for 2002. We believe that the effective income tax rate for 2004 will range from 35% to 37%.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Sales. Net sales increased $10.2 million, or 5.0%, to $214.9 million for 2002 from $204.7 million for 2001. Approximately $7.9 million of this $10.2 million increase was due to net sales in our six new product lines. All five of our product categories experienced sales growth year over year. Net sales in our sports trading cards, apparel and souvenirs category increased approximately 19.1%, primarily driven by our racing apparel programs. Net sales in our collectible figures category were up approximately 31.0%, primarily driven by the introduction of our JoyRide Studios collectible figures and vehicles. Net sales in our agricultural, construction and outdoor sports vehicle replicas category were up approximately 3.1%, primarily driven by our precision and collector-type product lines sold primarily through OEM dealers. Net sales in our traditional children’s toys category increased approximately 3.4% year over year, driven by our new product introductions as well as our ride-ons and classic licensed products like Scooby Doo. Net sales in our automotive, high performance and racing vehicle replicas category increased approximately 0.6%.

     Gross Profit. Gross profit increased $7.0 million, or 6.7%, to $112.2 million for 2002 from $105.2 million for 2001. The gross profit margin increased to 52.2% in 2002 from 51.4% in 2001. The increase in the gross profit margin was due to higher sales volume and a more favorable mix of higher margin product sales. There were no major changes in the components of cost of sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.9 million, or 1.3%, to $70.2 million for 2002 from $69.3 million for 2001. However, as a percentage of net sales, selling, general and administrative expenses decreased to 32.7% for 2002 from 33.9% for 2001, as a result of continuous expenditure control and leveraging our fixed costs over higher volume. Also included in selling, general and administrative expenses in 2001 is an adjustment to reduce our estimate of our pension funding liability of approximately $613,000 based on an updated actuarial valuation.

     Operating Income. Operating income increased $9.4 million, or 28.9%, to $41.9 million for 2002 from $32.5 million for 2001, in part due the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), as of January 1, 2002, which ceased the amortization of goodwill. Goodwill amortization had a $3.4 million impact on 2001 operating income. As a percentage of net sales, operating income increased to 19.5% for 2002 from 15.9% for 2001.

     Net Interest Expense. Net interest expense of $1.8 million for 2002 and $6.5 million for 2001 related primarily to bank term loans and a line of credit. The decrease in net interest expense was due to the reduction in average outstanding debt balances and the decrease in interest rates. In conjunction with the closing of our public offering in April 2002, we refinanced our debt by entering into a three-year $50.0 million unsecured revolving credit facility. During the second quarter of 2002, we elected early adoption of SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” and accordingly, included approximately $545,000 in financing fees related to the our previous credit facility in interest expense. In addition, in connection with the refinancing of our credit facility, we incurred approximately $284,000 in financing fees on the new credit facility, which is also included in interest expense for 2002.

     Income Tax. Income tax expense for 2002 and 2001 included provisions for federal, state and foreign income taxes at an effective rate of 39.2% and 41.4%, respectively. The reduction in the effective income tax rate is a result of a lower effective state income tax rate coupled with the cessation of amortization of non-deductible goodwill resulting from the adoption of SFAS No. 142.

Liquidity and Capital Resources

     We generally fund our operations and working capital needs through cash generated from operations and borrowings under our credit facility. Our operating activities generated cash of approximately $24.8 million in the first quarter of 2004, $37.6 million in 2003, $34.0 million in 2002 and $45.0 million in 2001.

     Net cash used in investing activities was $2.3 million in the first quarter of 2004, $113.7 million in 2003, $8.9 million in 2002 and $6.5 million in 2001. The increase in 2003 compared to 2002 was primarily attributable to the purchase price of Learning Curve, as well as an increase in capital expenditures to $10.8 million in 2003 from $9.5 million in 2002. Capital expenditures for molds and tooling in 2003 and 2002 were $8.9 million and $5.7 million, respectively, and we expect capital expenditures for 2004, principally for molds and tooling, will be approximately $15.0 million.

     Net cash used by financing activities in the first quarter of 2004 was $26.5 million. Net cash generated by financing activities in 2003 was $74.8 million. Net cash used by financing activities was $25.3 million and $35.2 million in 2002 and 2001, respectively. In 2003, we borrowed $60.0 million under our term loans, repaying $10.0 million by year end. During 2003, we borrowed a total of $68.0 million and made total payments of $41.0 million on our line of credit. During the three months ended March 31, 2004, we made total payments of $23.3 million on our line of credit and $3.7 million on our term loan. At March 31, 2004, we had approximately $67.6 million available on our line of credit. Historically, we have used a significant portion of excess cash to pay down debt.

     Due to the seasonality of our business, working capital decreased $23.0 million to $47.5 million at March 31, 2004 from $70.5 million at December 31, 2003. Cash and cash equivalents decreased $3.8 million to $12.7 million at March 31, 2004 from $16.5 million at December 31, 2003. Our accounts receivable decreased $25.6 million to $46.6 million at March 31, 2004 from $72.2 million at December 31, 2003. Our inventory level decreased $0.5 million to $37.0 million at March 31, 2004 from $37.5 million at December 31, 2003.

     Upon the closing of the acquisition of Learning Curve on March 4, 2003, with an effective date of February 28, 2003, we entered into a new credit facility to replace our April 2002 credit facility (see below). This credit facility is comprised of a $60.0 million term loan and an $80.0 million revolving loan, both of which mature on April 30, 2006 with scheduled quarterly principal payments ranging from $3.8 million to $10.0 million commencing on December 31, 2003 and continuing thereafter with a final balloon payment upon maturity. Thirty million dollars of the term loan has an interest rate of 2.61% plus applicable margin through the maturity of the agreement. The remaining term loan and revolving loan bear interest, at our option, at the base rate or at a LIBOR rate plus applicable margin. The applicable margin is based on our ratio of consolidated debt to consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) and varies between 0.75% and 1.75%. At December 31, 2003, the margin in effect was 1.75% for LIBOR loans. We are also required to pay a commitment fee of 0.25% to 0.40% per annum on the average daily unused portion of the revolving loan. Under the terms of the credit facility, we are required to comply with certain financial and non-financial covenants. Among other restrictions, we are restricted in our ability to pay dividends, incur additional debt and make acquisitions above certain amounts. The key financial covenants include minimum EBITDA and interest coverage and leverage ratios. The credit facility is secured by working capital assets and certain intangible assets. At March 31, 2004, we had $58.0 million outstanding on this credit facility and we were in compliance with all covenants.

     In April 2002, we completed a public offering of 1,545,000 shares of common stock and certain selling stockholders sold 3,975,000 shares of common stock at a price of $17.25 per share. We received proceeds of $25.2 million from the offering, net of underwriting discount, and used $24.0 million of the proceeds to repay outstanding debt.

     Upon the closing of the public offering, we entered into a credit facility in April 2002 to replace our previous credit facility. The credit facility was a three-year $50.0 million unsecured revolving loan that bore interest, at our option, at a base rate or at a LIBOR rate plus a margin that varies between 0.75% and 1.40%. The applicable margin was based on our ratio of consolidated debt to consolidated EBITDA. The facility was replaced with the March 2003 credit facility discussed above.

     Upon the closing of The First Years acquisition, we plan to enter into a new credit facility that will replace our existing March 2003 credit facility to fund a portion of the purchase price of The First Years and for our working capital needs. We have received a commitment letter from one of our current lenders and an affiliate of that lender for the credit facility. We expect that the credit facility will be for $200.0 million and will consist of both a term loan and a revolving line of credit, with each maturing four years from the date of the agreement. A portion of the term loan will have a fixed interest rate through the first three years of the agreement. The remaining term loan and revolving line of credit will bear interest, at RC2’s option, at a base rate or at a LIBOR rate plus an applicable margin. The applicable margin will be based on RC2’s ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization (EBITDA). We will also be required to pay a commitment fee on the average daily unused portion of the revolving line of credit. Under the terms of the credit facility, we will be required to comply with certain financial and non-financial covenants. Among other restrictions, we will be restricted in our ability to pay dividends, incur additional debt and make acquisitions above certain amounts.

     Our Hong Kong subsidiary has a credit agreement with a bank that provides for a line of credit of up to $2.0 million, which is renewable annually on January 1. Amounts borrowed under this line of credit bear interest at the bank’s prime rate or prevailing funding cost, whichever is higher, and are cross-guaranteed by RC2. As of December 31, 2002 and 2003, there were no outstanding borrowings under this line of credit.

     Our United Kingdom subsidiary has a line of credit with a bank for $1.1 million, which expires on July 31, 2004. The line of credit bears interest at 1.00% over the bank’s base rate, and is subject to a letter of guarantee given by RC2 for $0.9 million. At December 31, 2002 and 2003, there were no amounts outstanding on this line of credit.

     The following table summarizes our significant contractual commitments at December 31, 2003:

		Payments due by period

					2009 and
Contractual obligations	Total	2004	2005 - 2006	2007 - 2008	Beyond

			(In thousands)
Long-term debt (including current portion)	$85,000	$15,000	$70,000	$—	$—
Operating leases	15,063	3,021	4,575	3,404	4,063
Minimum royalty guarantees	19,114	6,753	9,889	2,417	55

Total contractual cash obligations	$119,177	$24,774	$84,464	$5,821	$4,118

     We believe that our cash flows from operations, cash on hand and available borrowings will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet anticipated operating needs in 2004. Working capital financing requirements are usually highest during the third and fourth quarters due to seasonal increases in demand for our collectibles and toys. Although operating activities are expected to provide sufficient cash, any significant future product or property acquisitions, including up-front licensing payments, may require additional debt or equity financing.

Critical Accounting Policies and Estimates

     We make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used.

     Allowance for Doubtful Accounts. The allowance for doubtful accounts represents adjustments to customer trade accounts receivable for amounts deemed uncollectible. The allowance for doubtful accounts reduces gross trade receivables to their net realizable value and is disclosed on the face of the accompanying consolidated balance sheets. Our allowance is based on management’s assessment of the business environment, customers’ financial condition, historical trends, customer payment practices, receivable aging and customer disputes. We have purchased credit insurance that covers a portion of our receivables from major customers. We will continue to proactively review our credit risks and adjust our customer terms to reflect the current environment.

     Inventory. Inventory, which consists of finished goods, has been written down for excess quantities and obsolescence, and is stated at lower of cost or market. Cost is determined by the first-in, first-out method, and includes all costs necessary to bring inventory to its existing condition and location. Market represents the lower of replacement cost or estimated net realizable value. Inventory write-downs are recorded for damaged, obsolete, excess and slow-moving inventory. Management uses estimates to record these write-downs based on its review of inventory by product category, length of time on hand and order bookings. Changes in public and consumer preferences and demand for product or changes in the customer’s buying patterns and inventory management could impact the inventory valuation.

     Impairment of Long-lived Assets, Goodwill and Other Intangible Assets. Long-lived assets have been reviewed for impairment based on SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” This statement requires that an impairment loss be recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) resulting from the use and ultimate disposal of an asset is less than the carrying amount of the asset. Goodwill and other intangible assets have been reviewed for impairment based on SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Under SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Management reviews for indicators that might suggest an impairment loss could exist. Testing for impairment requires estimates of expected cash flows to be generated from the use of the assets. Various uncertainties, including changes in consumer preferences, deterioration in the political environment or changes in general economic conditions, could impact the expected cash flows to be generated by an asset or group of assets. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. We adopted SFAS No. 142 on January 1, 2002. Goodwill had been amortized over 40 years on a straight-line basis through December 31, 2001. Approximately $88.7 million of this goodwill is tax deductible over 15 years. Amortization expense relating to goodwill for the year ended December 31, 2001 was approximately $3.4 million. As of December 31, 2002, goodwill, net of accumulated amortization, was approximately $119.2 million. During 2002, we wrote off approximately $1.1 million of pension obligations (net of income tax of

$0.7 million) and adjusted goodwill. As of December 31, 2003, goodwill, net of accumulated amortization, was approximately $159.7 million. The increase in goodwill at December 31, 2003, was primarily due to the acquisition of Learning Curve. We have completed our transitional impairment test as of January 1, 2002, and our annual goodwill impairment tests as of October 1, 2002 and 2003, and an intangible impairment test as of October 1, 2003. The goodwill impairment tests completed in October 2002 and 2003 resulted in no goodwill impairment. However, the impairment test on intangibles as of October 1, 2003, concluded there was an impairment of $327,000, which has been included in selling, general and administrative expenses in the accompanying consolidated statement of earnings at December 31, 2003.

     Income Taxes. We record current and deferred income tax assets and liabilities. Management considers all available evidence in evaluating the realizability of the deferred tax assets and records valuation allowances against its deferred tax assets as needed. Management believes it is more likely than not that we will generate sufficient taxable income in the appropriate carry forward periods to realize the benefit of our deferred tax assets. In determining the required liability, management considers certain tax exposures and all available evidence. However, if the available evidence were to change in the future, an adjustment to the tax-related balances may be required.

     Accrued Allowances. We ordinarily accept returns only for defective merchandise. In certain instances, where retailers are unable to resell the quantity of products that they have purchased from us, we may, in accordance with industry practice, assist retailers in selling excess inventory by offering credits and other price concessions, which are typically evaluated and issued annually. Other allowances can also be issued for defective merchandise, volume programs and co-op advertising. All allowances are accrued throughout the year, as sales are recorded. The allowances are based on the terms of the various programs in effect; however, management also takes into consideration historical trends and specific customer and product information when making its estimates. For the volume programs, we generally set a volume target for the year with each participating customer and issues the discount if the target is achieved. The allowance for the volume program is accrued throughout the year, and if it becomes clear to management that the target for a participating customer will not be reached, we will change the estimate for that customer as required. Certain Learning Curve branded products carry a lifetime product warranty. Historical results of this lifetime product warranty have shown that it has had an immaterial impact on us. Based upon the historical results, appropriate allowances for product warranty claims have been accrued throughout the year.

     Accrued Royalties. Royalties are accrued based on the provisions in licensing agreements for amounts due on net sales during the period as well as management estimates for additional royalty exposures. Royalties vary by product category and are generally paid on a quarterly basis. Multiple royalties may be paid to various licensors on a single product. Royalty expense is included in selling, general and administrative expenses on the consolidated statements of earnings.

Recently Issued Accounting Pronouncements

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified and for all hedging relationships designated after June 30, 2003. There was no impact on us upon adoption.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. There was no impact on us upon adoption.

Quarterly Results of Operations

     The following table sets forth our unaudited quarterly results of operations for 2002 and 2003. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and this unaudited information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations for the quarters presented. You should read this quarterly financial data along with the Condensed Consolidated Financial Statements and the related notes to those statements included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Three months ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(In thousands, except per share data)
Net sales	$41,086	$48,006	$71,277	$54,556	$42,352	$70,059	$97,711	$100,824	$61,300
Cost of sales (1)	20,479	22,080	33,449	26,755	19,802	35,841	44,373	48,892	30,291

Gross profit	20,607	25,926	37,828	27,801	22,550	34,218	53,338	51,932	31,009
Selling, general and administrative expenses (1)	15,575	16,806	21,165	16,692	17,641	26,774	29,065	31,314	25,582
Amortization of intangible assets	—	—	—	—	—	—	—	30	—

Operating income	5,032	9,120	16,663	11,109	4,909	7,444	24,273	20,588	5,427
Interest expense, net	645	1,010	194	(14)	360	1,061	1,072	984	786
Other expense (income)	(360)	(148)	(53)	(42)	(140)	359	(100)	(264)	42

Income before income taxes	4,747	8,258	16,522	11,165	4,689	6,024	23,301	19,868	4,599
Income tax expense	1,899	3,303	6,609	4,136	1,782	2,289	7,138	4,256	1,657

Net income	$2,848	$4,955	$9,913	$7,029	$2,907	$3,735	$16,163	$15,612	$2,942

Net income per share:
Basic	$0.19	$0.30	$0.60	$0.43	$0.17	$0.22	$0.94	$0.90	$0.17
Diluted	$0.18	$0.29	$0.58	$0.41	$0.17	$0.21	$0.89	$0.85	$0.16
Weighted average shares outstanding:
Basic	14,625	16,347	16,460	16,463	16,666	17,142	17,145	17,277	17,420
Diluted	15,700	17,291	17,234	17,103	17,551	18,169	18,224	18,396	18,501

(1)	Depreciation expense was approximately $2.3 million, $2.3 million, $2.2 million and $2.3 million for the three months ended March 31, June 30, September 30 and December 31, 2002, respectively. Depreciation expense was approximately

$2.6 million, $3.1 million, $3.2 million and $3.1 million for the three months ended March 31, June 30, September 30 and December 31, 2003, respectively. Depreciation expense was approximately $3.0 million for the three months ended March 31, 2004.

General Note: Results for 2003 include the results of Learning Curve from March 1, 2003. Because this acquisition was accounted for using the purchase method, periods prior to the acquisition effective date do not include any results for Learning Curve.

Disclosure About Market Risk

     Our exposure to market risk is limited to interest rate risk associated with our credit agreement and foreign currency exchange rate risk associated with our foreign operations.

     Our previous credit agreement required that we maintain an interest rate protection agreement. Effective June 3, 1999, we entered into an interest rate collar transaction covering $35.0 million of our debt, with a cap based on 30-day LIBOR rates of 8.0% and a floor of 5.09%. The agreement, which had quarterly settlement dates, expired on June 3, 2002. For the years ended December 31, 2001 and 2002, we paid approximately $241,000 and $548,000, respectively, which is included in interest expense on the accompanying consolidated statements of earnings. Additionally, a charge of approximately $457,000 and a benefit of approximately $542,000 were recorded in net interest expense related to the change in fair value of our interest rate collar during the years ended December 31, 2001 and 2002, respectively.

     Based on our interest rate exposure on variable rate borrowings at March 31, 2004, a one-percentage-point increase in average interest rates on our borrowings would increase future interest expense by approximately $23,333 per month and a five-percentage point increase would increase future interest expense by approximately $116,667 per month. We determined these amounts based on approximately $28.0 million of variable rate borrowings at March 31, 2004 multiplied by 1% and 5%, respectively, and divided by 12. We currently are not using any interest rate collars, hedges or other derivative financial instruments to manage or reduce interest rate risk. As a result, any increase in interest rates on our variable rate borrowings would increase interest expense and reduce net income.

     Our net sales are primarily denominated in U.S. dollars, except for a small amount of net sales denominated in U.K. pounds, Australian dollars, Euros and Canadian dollars. Our purchases of finished goods from Chinese manufacturers are primarily denominated in Hong Kong dollars. Expenses for these manufacturers are primarily denominated in Chinese Renminbi. The Hong Kong dollar or the Chinese Renminbi are currently pegged to the U.S. dollar. If the Hong Kong dollar or the Chinese Renminbi ceased to be pegged to the U.S. dollar, a material increase in the value of the Hong Kong dollar or the Chinese Renminbi relative to the U.S. dollar or the U.K. pound would increase our expenses and therefore could adversely affect our profitability. A 10% change in the exchange rate of the U.S. dollar with respect to the Hong Kong dollar for the year ended December 31, 2003 would have changed the total dollar amount of our gross profit by approximately 7%. A 10% change in the exchange rate of the U.S. dollar with respect to the U.K. pound, the Australian dollar, the Euro or the Canadian dollar for the year ended December 31, 2003 would not have had a significant impact on our earnings. We are also subject to exchange rate risk relating to transfers of funds denominated in U.K. pounds, Australian dollars or Euros from our foreign subsidiaries to the United States. Historically, we have not used hedges or other derivative financial instruments to manage or reduce exchange rate risk.

BUSINESS

Overview

     We are a leading designer, producer and marketer of high quality, innovative, branded collectible, hobby, toy and infant products targeted at adults and children. Our leadership position is measured by sales and brand recognition. Our diverse product offerings include: RC2’s Learning Curve Brands for traditional children’s and infant toys and RC2’s Collectible Brands, which consist of automotive, high performance and racing vehicle replicas; agricultural, construction and outdoor sports vehicle replicas; sports trading cards, apparel and souvenirs; and collectible figures. These products are sold under market-focused brand names, including Racing Champions®, Ertl®, Ertl Collectibles®, Learning Curve®, American MuscleTM, Johnny Lightning®, AMT®, Polar Lights®, W. Britain®, Press Pass®, Eden®, FeltkidsTM, JoyRide®, JoyRide Studios® and Memory LaneTM. We generally support these brands and enhance the authenticity of our products by linking them with highly recognized licensed properties from high-profile companies such as John Deere, HIT Entertainment (Thomas & Friends and Bob the Builder), Case New Holland, Polaris, Honda, Ford, GM, DaimlerChrysler, NASCAR, NHRA, Texaco, Universal Studios, Warner Brothers, DIC Entertainment, Discovery Channel and Microsoft. Our products are marketed through multiple channels of distribution, including chain retailers, specialty and hobby wholesalers and retailers, dealer networks for original equipment manufacturers such as the John Deere dealer network, corporate accounts for promotional purposes and direct to consumers. We sell through more than 25,000 retail outlets located in North America, Europe, Australia and Asia Pacific.

Corporate History

     We are a Delaware corporation that was originally formed in April 1996 as a holding company to combine the domestic operations of a privately held Illinois corporation formed in 1989 and the foreign operations of four affiliated foreign corporations. We were originally named Collectible Champions, Inc. In 1997, we changed our name to Racing Champions Corporation before our initial public offering. In 2002, we changed our name to Racing Champions Ertl Corporation to reflect our integration of the business of The Ertl Company, Inc. In 2003, following our acquisition of Learning Curve International, Inc., we changed our name to RC2 Corporation.

     Since our inception in 1989, we have capitalized on the popularity of themed collectibles and toys. We became well-known in the early 1990s for our officially licensed collectible die-cast replicas of popular race cars and subsequently expanded our product offering to include other automotive die-cast replicas. These products were primarily sold in the chain retailer channel under our Racing Champions brand.

     On April 30, 1996, an investor group led by Willis Stein & Partners, L.P. and some members of our management consummated a recapitalization transaction in which our foreign and domestic operations were combined. This transaction was accounted for using the purchase method and provided us with a stronger platform to manage our business more effectively.

     Following several years of strong growth, we completed an initial public offering in June 1997. In the offering, we sold approximately 5.4 million shares of common stock and received net proceeds of $68.7 million. This offering provided us with additional capital to grow our business through internal initiatives and acquisitions.

     In June 1998, we acquired Wheels Sports Group, Inc. (subsequently renamed RC2 South, Inc.) for 2.7 million shares of our common stock. This transaction was accounted for as a pooling of interests. The purchase of Wheels Sports Group built upon our strength in the racing segment by expanding our product lines to include collectible sports trading cards, apparel and souvenirs.

     In April 1999, we acquired The Ertl Company, Inc. for approximately $94.6 million in cash. This transaction was accounted for using the purchase method. Ertl produced and marketed collectibles and toys focused on agricultural and heavy equipment die-cast vehicle replicas, classic and high performance die-cast vehicle replicas, custom imprint die-cast vehicle replicas, preschool toys, collectible figures and hobby model kits.

     On March 4, 2003, with an effective date of February 28, 2003, we acquired Learning Curve for approximately $104.4 million in cash (excluding transaction expenses) and 666,666 shares of our common stock, including $12 million in escrow to secure Learning Curve’s indemnification obligations under the merger agreement. Learning Curve develops and markets a variety of high-quality, award winning traditional children’s toys for every stage of childhood from birth through age eight. This transaction has been accounted for under the purchase method of accounting and, accordingly, the operating results of Learning Curve have been included in our consolidated financial statements since the effective date of the acquisition.

     On June 4, 2004 we entered into a definitive agreement to acquire Playing Mantis, Inc. The transaction was an asset purchase with an effective date of June 1, 2004, and was funded on June 7, 2004. Closing consideration consisted of $17.0 million of cash and 91,388 shares of our common stock. Playing Mantis, based in Mishawaka, Indiana, designs and markets collectible vehicle replicas under the Johnny Lightning® and Polar Lights® brands and collectible figures under the Memory LaneTM brand. Playing Mantis’s products are primarily sold at mass merchandising, hobby, craft, drug and grocery chains. In 2003, Playing Mantis’s net sales were $28.5 million. Additional cash consideration of up to $4.0 million may be earned in the transaction by Playing Mantis based on achieving net sales and margin targets for 2004 and net sales targets for 2005.

Products

     We provide a diverse offering of highly detailed, authentic replicas and stylized toys known for their quality workmanship. Our products currently retail from $0.50 to $499.99. We have successfully expanded our product offering, which currently consists of five product categories. By offering a wide range of products at varying price points, we believe our products appeal to a broad range of consumers. The following chart summarizes our current product categories:

Category	Key licenses	Key brands	Price range

Automotive, High Performance and Racing Vehicle Replicas	Ford General Motors DaimlerChrysler Honda NASCAR NHRA Universal Studios Discovery Channel	American Muscle Ertl Collectibles AMT Racing Champions Johnny Lightning Polar Lights JoyRide	$1.29 - $59.99

Category	Key licenses	Key brands	Price range

Agricultural, Construction and Outdoor Sports Vehicle Replicas	John Deere Case New Holland Honda Agco Polaris Bobcat	Ertl Ertl Precision Ertl Collectibles Britains	$1.99 - $174.99
Traditional Children’s Toys	HIT Entertainment John Deere DIC Entertainment Lamaze	Thomas & Friends Wooden Railway Take Along Thomas Lamaze Infant Development System Learning Curve Madeline John Deere Kids	$3.99 - $499.99
Sports Trading Cards, Apparel and Souvenirs	NASCAR NFL Players, Inc Collegiate Licensing Company	Racing Champions Press Pass Wheels	$0.50 - $295.00
Collectible Figures	Microsoft United Features	W. Britain Outdoor Sportsman JoyRide Studios Memory Lane	$9.95 - $279.00

     Automotive, High Performance and Racing Vehicle Replicas. We were a pioneer of the licensed die-cast racing replica market and have produced die-cast racing replicas since our inception in 1989, which gives us the longest continuously produced line of racing replicas in the United States and a well-established collector base for our products. Through acquisitions and product development, we have expanded this category to include other automotive and high performance vehicle replicas. We produce a broad line of replicas in this category including:

•	American Muscle collectible die-cast classic, high performance, entertainment-related and late model automobiles and trucks;

•	Johnny Lightning collectible die-cast replicas of new and classic cars;

•	Ertl Collectibles die-cast custom imprint cars and trucks and various scales of delivery trucks and tractor trailers;

•	AMT plastic model kits and American Muscle BodyShop die-cast activity kits principally of vintage and high performance automobiles, race cars and trucks;

•	Polar Lights plastic model kits, sold as snap-on glue kits, of vehicles and figures;

•	Racing Champions die-cast stock cars, trucks and team transporters representing a large number of the vehicles competing in the NASCAR Nextel Cup Series, NASCAR Busch Grand National Series and the National Hot Rod Association (NHRA) Drag Racing Series; and

•	The Fast and The Furious by JoyRide, a full line of die-cast tuner car collectibles, figures and playsets. Tuners are cars that are extensively modified by enthusiasts for performance and style and are featured in movies such as The Fast and The Furious and 2 Fast 2 Furious.

     We market our 1:64th scale die-cast vehicle replicas to consumers for purchase as either toys or collectibles. Our larger scaled, highly detailed die-cast vehicle replicas are primarily targeted to adult collectors. Collectors, by their nature, make multiple purchases of die-cast vehicles because of their affinity for classic, high performance and late model cars, trucks, hot rods and tuners. These collectors value the authenticity of the replicas and the enjoyment of building their own unique collections. Our model kits are primarily 1:25th scale and are purchased by adult hobbyists who enjoy building and collecting a range of models.

     In 2004, RC2 introduced die-cast collectible replicas from Orange County Choppers as seen on the popular television series American Choppers. Throughout 2004, we plan to issue multiple new releases in our JoyRide and American Muscle lines. We will continue to focus on 1:18th scale muscle cars and entertainment-related automotive replicas, adding many new product introductions. We plan to produce more than 60 model kits. We also expect to produce racing replicas for over 30 NASCAR teams.

     Agricultural, Construction and Outdoor Sports Vehicle Replicas. This category includes replicas of vintage and modern tractors, farm implements and construction vehicles of major OEMs such as John Deere and Case New Holland. We also market all-terrain vehicle (ATV) replicas of major manufacturers such as Polaris and Honda. These replicas are sold at a wide range of retail prices and are positioned from classic sandbox toys to high-end collector display units. Collectors of these vehicle replicas identify with the form and function of the full-sized units, value the authenticity of the replicas and purchase multiple products in order to build their own unique collections.

     In 2003, we had over 85 new releases in this category including more than 40 new John Deere agricultural and construction vehicle replicas. We introduced our second Precision construction replica as well as new modern tractors for both John Deere and Case New Holland.

     In 2004, we plan to introduce several new Bobcat replicas and over 75 new John Deere, Case New Holland and AGCO agricultural vehicle replicas. We will also introduce the new John Deere Buck ATV in 2004.

     Traditional Children’s Toys. This category includes product lines that are marketed to parents and grandparents for children ages birth through 12. Upon the acquisition of Learning Curve in 2003, we have expanded our branded product lines within the traditional children’s toys segment. Products in this category include:

•	Thomas & Friends Wooden Railway and Take Along Thomas, wooden and die-cast engines, vehicles, destinations and playsets;

•	Lamaze Infant Development System, developmental infant toys geared towards three different stages of infant development;

•	John Deere Kids farm, construction, ride-on and role-play activity toys; and

•	Madeline rag dolls, poseable dolls, mini-dolls and accessories.

     In 2004, Thomas & Friends Wooden Railway will introduce Sights and Sounds Destinations which will include interactive and multi-sensory features. Additionally, we will introduce the Thomas Interactive Learning Railway, which challenges children with different tasks and upon completion of each task rewards the child with a positive message. A new product line, Gigglewings, a family of

Guardian Angels, was introduced in 2004. Each soft doll with signature wings and giggle sounds features a poem based on the character.

     Sports Trading Cards, Apparel and Souvenirs. We market our premium collectible sports trading cards under the Press Pass and Wheels brand names, which primarily feature NASCAR racecar drivers, team owners and crew chiefs. Press Pass also markets draft pick trading cards, which feature top college players who are expected to be selected in the NFL draft. Our trading cards are targeted to sports fans and trading card collectors. The collector base for sports trading cards primarily consists of children and adult males.

     Racing apparel and souvenirs sold by us include shirts, hats, jackets, sunglasses, key chains, can coolers, bumper stickers, license plates and other souvenirs featuring racing related licenses. Licensed properties on these products include NASCAR, Lowes Home Improvement Racing, NetZero Racing, Ford Racing, Chevrolet Racing, Dodge Racing and Cartoon Network Racing. We primarily sell apparel and souvenir products at track-side trailer concessions during NASCAR racing events. We also distribute these products to chain retailers and specialty wholesalers and retailers.

     Collectible Figures. Under the brand name of W. Britain, we sell hand painted metal military and ceremonial figures fashioned after European and American historical events and themes. The W. Britain metal figures and sets are sold primarily at collector, hobby, gift and specialty stores. In 2001, we launched our Outdoor Sportsman product line of 12-inch and 5-inch plastic figure replicas dressed in authentic outdoor sports attire.

     In late 2003, we introduced a line of figures based on Halo, one of Microsoft’s top selling gaming properties, under the JoyRide Studios brand. In 2004, JoyRide Studios will continue to expand its line of Halo video game figures and will add figures from the Halo 2 sequel once the new game is launched at retail.

     In 2004, as part of the Playing Mantis acquisition, we started selling Memory Lane collectible figures based on classic characters found in popular television specials, such as Rudolph the Red-Nosed Reindeer, Peanuts Charlie Brown and friends, and Winnie the Pooh.

Licenses

     We market virtually all of our products under licenses from other parties. We have license agreements with automotive and truck manufacturers; agricultural, construction and outdoor sports vehicle and equipment manufacturers; major race sanctioning bodies; race team owners, sponsors and drivers; and entertainment, publishing and media companies. A significant element of our strategy depends on our ability to identify and obtain licenses for recognizable and respected brands and properties. Our licenses reinforce our brands and establish our products’ authenticity, credibility and quality with consumers, and in some cases, provide for new product development opportunities and expanded distribution channels. Our licenses are generally limited in scope and duration and authorize the sale of specific licensed products on a nonexclusive basis. As of December 31, 2003, approximately 54.5% of our licenses required us to make minimum guaranteed royalty payments whether or not we meet specific sales targets. These minimum guarantees over the term of the license ranged up to $5.0 million. Total minimum guarantee expense in 2003 was $10.0 million, virtually all of which was covered by royalties. We have approximately 600 license agreements, generally for terms of one to three years.

     We do not expect renewal of our licenses with Hendrick Motorsports for racing vehicle replicas, apparel and souvenirs for its NASCAR Nextel Cup drivers including Jimmie Johnson. These licenses expire during 2005. In 2004, we expect that our net sales related to these licenses with Hendrick Motorsports will be approximately $4.5 million.

Channels of Distribution

     Our products are available through more than 25,000 retail outlets located in North America, Europe, Australia and Asia Pacific. We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering. Products with lower price points are generally sold in chain retailer channels while products with higher detailed features and prices are typically sold in hobby, collector and independent toy stores and through wholesalers and OEM dealers. We believe we have a leading position in multiple distribution channels and that this position enhances our ability to secure additional licenses, extends the reach of our products to consumers and mitigates the risk of concentration by channel or customer.

     Chain Retailers. Our products marketed through this channel are targeted predominantly at price conscious end-users. As a result, the majority of our products marketed through this channel are designed to span lower price points and retail for less than $30.00. Key customers in our chain retailer channel include Wal-Mart, Target, Toys “R” Us/ Babies “R” Us, Tractor Supply Company and Kmart. Sales in 2003 to chain retailers were 45.9% of our total net sales.

     Specialty and Hobby Wholesalers and Retailers. We sell many of the products available at chain retailers as well as higher priced products with special features to specialty and hobby wholesalers and retailers which comprised 31.5% of our net sales in 2003. We reach these customers directly through our internal telesales group and business-to-business web site located at www.myRC2.com and through specialty toy representatives and collectible and toy trade shows. Key customers in our specialty and hobby wholesaler and retailer channel include Learning Express, Great Planes Model Manufacturing Company, Excell Marketing, L.C., Beckett & Associates and Master Toys & Novelties, Inc.

     OEM Dealers. We often sell licensed products to the licensing OEM’s dealer network. OEM licensing partners benefit from our OEM dealer sales through the opportunity to receive royalties from additional product sales through the OEM’s dealer network. We often provide OEM dealers with a short-term exclusivity period where the OEM dealers have the opportunity to purchase new products for a short period (generally 90 to 360 days) before the products become available through other distribution channels. Key customers in our OEM dealer channel include John Deere, Case New Holland and Polaris. Sales in 2003 to OEM dealers were 12.3% of our net sales.

     Corporate Promotional Accounts. We believe we have the top position in North America in the die-cast vehicle corporate promotional channel. Corporate promotional products allow a company to promote its products, reinforce its brands and reward employees and customers. In this channel, we can cost-effectively accommodate both large-unit orders and lower-unit orders due to our extensive tooling library, our flexible, dedicated suppliers and the smaller size of our operations. This gives us a competitive advantage over our larger competitors because it allows our product sourcing to be flexible enough to accommodate small production runs. Key customers in our corporate promotional channel include Matco Tools and Texaco. Corporate promotional accounts comprised 5.6% of our net sales in 2003.

     Direct to Consumers. We make certain products available for direct sales to consumers through track-side event sales concessions, company stores, a business-to-consumer web site located at www.diecastexpress.com and a strategic alliance with the Bradford Exchange Group, a top direct marketing company. Individual products sold directly to consumers sell at prices similar to those found at retailers, hobby stores and dealers and constituted 3.5% of our net sales in 2003.

Trademarks

     We have registered several trademarks with the U.S. Patent and Trademark Office, including the marks Racing Champions®, Ertl®, Press Pass®, Learning Curve®, Johnny Lightning® and Polar Lights®. A number of these trademarks are also registered in foreign countries. We believe our trademarks hold significant value, and we plan to build additional value through increased consumer awareness of our many other trade names and trademarks.

Sales and Marketing

     Our sales organization consists of an internal sales force and external sales representative organizations. Our internal sales force provides direct customer contact with nearly all of our retail chains and key wholesale accounts. A number of accounts are designated as “house accounts” and are handled exclusively by our internal sales staff. Our inside sales and customer service groups use telephone calls, mailings, faxes and e-mails to directly contact OEM dealers and smaller volume customers such as collector, hobby, specialty and independent toy stores.

     Our internal sales force is supplemented by external sales representative organizations that are geographically divided. These external sales representative organizations provide more frequent customer contact and solicitation of the national, regional and specialty retailers and supported 31.2% of our net sales in 2003. External sales representatives generally earn commissions of 3% to 15% of the net sales price from their accounts. Their commissions are unaffected by the involvement of our internal sales force with a customer or sale.

     At the end of 2003, we re-launched our business-to-business web site under a new name, myRC2.com. This web site, targeted at smaller volume accounts, allows qualified customers to view new product offerings, place orders, check open order shipping status and review past orders. We believe that myRC2.com leverages our internal sales force, inside sales group and customer service group by providing customers with greater information access and more convenient ordering capability.

     Our marketing programs are directed toward adult collectors and children, current customers and potential new customers that fit the demographic profile of our target market. Our objectives include increasing awareness of our product offerings and brand names, as well as executing consumer promotions. We utilize the following media vehicles in our marketing plans.

•	Advertising. We place print advertisements in publications with high circulation and targeted penetration in key vertical categories such as parenting, gift, hobby, die-cast, NASCAR, trading cards and action figures. We run commercials on a selective basis on cable television programs that target key consumers. For example, in 2003, we promoted our new The Fast and The Furious Reflex Raceway by running commercials on Toon Disney and Cartoon Network.

•	Public Relations. We have developed a sustained trade and consumer public relations effort to build relationships with editors at publications targeted across all of our product lines. Ongoing press releases keep editors abreast of new product introductions, increase our credibility and market acceptance, and encourage the editorial staffs of these publications to give more coverage to our products.

•	Co-op Advertising. We work closely with retail chains to plan and execute ongoing retailer-driven promotions and advertising. The programs usually involve promotion of our products in retail customers’ print circulars, mailings and catalogs, and sometimes include placing our products in high-traffic locations within retail stores.

•	Internet. The Internet is an increasingly important part of our marketing plan because collectors have quickly adopted the Internet as a preferred way to communicate with other enthusiasts about their hobby. Our web site, www.rc2corp.com, highlights our products, lists product release dates and collects market data directly from consumers. We also gather consumer information through consumer letters, e-mail, telephone calls, product surveys and focus groups.

Competition

     We compete with several large domestic and foreign companies, such as Mattel, Inc. and Hasbro, Inc., with private label products sold by many of our retail customers and with other producers of vehicle replicas, toys, and infant products. Competition in the distribution of our products is intense, and the principal methods of competition consist of product appeal, ability to capture shelf or rack space, timely distribution, price and quality. Competition is also based on the ability to obtain license agreements for existing and new products to be sold through specific distribution channels or retail outlets. We believe that our competitive strengths include our knowledge of the markets we serve, our ability to bring products to market rapidly and efficiently, our dedicated and integrated suppliers, our multiple channels of distribution, our well-known brands supported by respected licenses, our diversified product categories and our established and loyal customer base. Many of our competitors have longer operating histories, greater brand recognition and greater financial, technical, marketing and other resources than we have.

Production

     We believe we are an industry leader in bringing new products to market rapidly and efficiently. Our integrated design and engineering expertise, extensive library of product designs, molds and tools and dedicated suppliers enable us to be first to market with many innovative products.

     Far East Product Sourcing. We have operations in Kowloon, Hong Kong and in the RC2 Industrial Zone in Dongguan City, China and employ approximately 165 people in Hong Kong and China who oversee the sourcing of the majority of our products. This group assists our suppliers in sourcing raw materials and packaging, performs engineering and graphic art functions, executes the production schedule, provides on-site quality control, facilitates third-party safety testing and coordinates the delivery of shipments for export from China.

     Far East Production. All of our products are manufactured in China, except for plastic ride-ons, sports trading cards and certain apparel and souvenirs. Our China-based product sourcing accounted for approximately 82.5% of our total product purchases in 2003. We primarily use six third-party, dedicated suppliers who manufacture only our products in eight factories, four of which are located in the RC2 Industrial Zone. The RC2 Industrial Zone is the name of a factory complex developed in

1997 and located in Dongguan, China (approximately 50 miles from Hong Kong) where four of our third-party, dedicated suppliers operate free standing factory facilities. These six third-party, dedicated suppliers produced approximately 64.0% of our China-based product purchases in 2003. In order to supplement our third-party, dedicated suppliers, we use approximately eleven other suppliers in China. All products are manufactured to our specifications using molds and tooling that we own. These suppliers own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. We purchase fully assembled and packaged finished goods in master cartons for distribution to our customers. Most of our suppliers have been supplying us for more than five years. We use only purchase orders and not long-term contracts with our foreign suppliers.

     Die-Casting. All of our die-cast products are manufactured in China. Die-casting for our products involves the use of custom molds to shape melted zinc alloy into our die-cast products. Our suppliers purchase zinc alloy and conduct the die-cast manufacturing process at their facilities.

     Domestic Production. The production of plastic ride-ons, sports trading cards and certain apparel and souvenirs is completed primarily by U.S.-based suppliers. We create the product design and specifications and coordinate the manufacturing activities. We generally prefer to coordinate the production of these products through a limited number of suppliers and believe that a number of alternate suppliers are available.

     Tooling. To create new products, we continuously invest in new tooling. These tooling expenditures represent the majority of our capital expenditures. Depending on the size and complexity of the product, the cost of tooling a product ranges from $3,000 to $170,000. For many of our products, we eliminate significant tooling time by utilizing our extensive tooling library of more than 22,000 tools. We own all of our tools and provide them to our suppliers during production. Tools are returned to us when a product is no longer in production and are stored for future use.

     Product Safety. Our products are designed, manufactured, packaged and labeled to conform with the U.S. safety requirements of the American Society for Testing and Materials and the Consumer Product Safety Commission and are periodically reviewed and approved by independent safety testing laboratories. Products sold in Europe also conform to European Commission standards. We carry product liability insurance coverage with a limit of over $35.0 million per occurrence.

     Logistics. Our customers purchase our products either in the United States, United Kingdom, Australia, Canada or Germany or directly from China. We own a distribution facility in Dyersville, Iowa, lease distribution facilities in Bolingbrook, Illinois, Canada and Australia, and use independent warehouses in the United Kingdom and Germany. We have entered into a lease for a distribution facility at the new global intermodal terminal in Rochelle, Illinois which we expect to replace our Bolingbrook, Illinois facility following the end of 2004.

Customers

     We derive a significant portion of our sales from some of the world’s largest retailers and OEM dealers. Our top five customers accounted for 38.7%, 35.3% and 38.0% of total net sales in 2001, 2002 and 2003, respectively. Wal-Mart, our largest customer, accounted for 10.8% of total net sales in 2003. Other than Wal-Mart, no customer accounted for more than 10% of our total net sales in 2003. Other than the John Deere dealer network and Wal-Mart, no customer accounted for more than 10% of our total net sales in 2001 and 2002. Many of our retail customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of our largest customers.

Employees

     As of June 30, 2004, we had 593 employees, 32 of whom were employed part-time. We emphasize the recruiting and training of high-quality personnel, and to the extent possible, promote people from within RC2 Corporation. A collective bargaining agreement covers 65 of our employees, all of whom work in the distribution facility in Dyersville, Iowa. We consider our employee relations to be good. Our continued success will depend, in part, on our ability to attract, train and retain qualified personnel at all of our locations.

Facilities

     As of June 30, 2004, our facilities were as follows:

			Lease
Description	Square feet	Location	expiration

Corporate headquarters	27,050	Oak Brook, IL	April 2013
RC2 Brands, Inc. warehouse (1)	325,144	Bolingbrook, IL	August 2011
Hong Kong office	10,296	Kowloon, Hong Kong	July 2004
RC2 South, Inc. office	6,864	Charlotte, NC	April 2007
RC2 Brands, Inc. office and warehouse	328,000	Dyersville, IA	Owned
RC2 Brands, Inc. warehouse (2)	166,000	Dyersville, IA	Owned
RC2 Brands, Inc. office and warehouse	37,750	Mishawaka, IN	June 2005
RC2 Brands, Inc. office (3)	15,309	Chicago, IL	May 2007
RC2 Brands, Inc. office	1,670	New York, NY	December 2004
RC2 Brands, Inc. showroom	9,240	New York, NY	April 2009
Racing Champions International Limited office	5,419	Exeter, United Kingdom	October 2013
Racing Champions International Limited warehouse (4)	71,026	Nottingham, United Kingdom	September 2004
RC2 Industrial Zone office, warehouse, quarters and storage	99,186	Dongguan City, China	March 2006
Corporate headquarters	27,050	Oak Brook, IL	April 2013
Green’s Racing Souvenirs, Inc. office	814	South Boston, VA	November 2004
RC2 Australia, Pty. Ltd. office and warehouse	22,000	Springvale, Victoria, Australia	September 2006
Learning Curve Deutschland GmbH office (5)	2,159	Mannheim, Germany	December 2003
RC2 Canada Corporation office	2,220	New Market, Ontario	March 2007
RC2 Canada Corporation warehouse (6)	47,000	Concord, Ontario	May 2010

(1)	We have entered into a lease agreement for a new 400,000 square foot warehouse facility in Rochelle, IL which we expect to occupy following the end of 2004. At that time, we expect to vacate our facility in Bolingbrook, IL.
(2)	38,000 square feet of the Dyersville, IA warehouse has been sublet and is not being used in our operations.
(3)	As of April 2004, the Chicago office is no longer being used in our operations. The space is currently being offered for sublease.
(4)	The Nottingham warehouse has been sublet and is no longer used in our operations. U.K. distribution activities have been contracted to an independent warehouse.
(5)	Subsequent to December 31, 2003, the Germany office lease has been extended on a month-to-month basis.
(6)	Subsequent to December 31, 2003, the Canadian warehouse is no longer being used in our operations and has been sublet. Canadian distribution is now fulfilled from the Dyersville, IA, warehouse.

MANAGEMENT

Directors and Executive Officers

     Our directors and executive officers are as follows:

Name	Age	Position

Robert E. Dods	55	Chairman of the Board and Director
Boyd L. Meyer	62	Vice Chairman of the Board and Director
Peter K.K. Chung	50	President of Racing Champions Limited and Director
Curtis W. Stoelting	44	Chief Executive Officer and Director
Peter J. Henseler	45	President
Richard E. Rothkopf	59	Executive Vice President, Chairman of Learning Curve International, Inc. and Director
Jody L. Taylor	36	Chief Financial Officer and Secretary
John Walter Lee II	56	Executive Vice President and President of Learning Curve International, Inc.
Thomas Lowe	44	Executive Vice President
John J. Vosicky	56	Director
John S. Bakalar	56	Director
Paul E. Purcell	57	Director
Daniel M. Wright	66	Director
Thomas M. Collinger	52	Director
Michael J. Merriman, Jr.	48	Director

     Robert E. Dods has served as our Chairman of the Board since July 1998 and as a director since April 1996. Mr. Dods served as our Chief Executive Officer from July 1998 to January 2003 and as our President from April 1996 to July 1998. Mr. Dods co-founded Racing Champions, Inc., our predecessor, in 1989.

     Boyd L. Meyer has served as our Vice Chairman of the Board since October 2000 and as a director since April 1996. From July 1998 to October 2000, Mr. Meyer served as our President. From April 1996 to July 1998, Mr. Meyer served as our Executive Vice President. Mr. Meyer co-founded Racing Champions, Inc. in 1989.

     Peter K.K. Chung has served as a director and as President of Racing Champions Limited since April 1996. Mr. Chung formed the predecessors to Racing Champions Limited in 1989 to handle the overseas operating activities of Racing Champions, Inc.

     Curtis W. Stoelting has served as our Chief Executive Officer since January 2003 and a director since June 2002. From October 2000 to January 2003, Mr. Stoelting served as our Chief Operating Officer. Form July 1998 to January 2003, Mr. Stoelting served as our Executive Vice President. From April 1996 to October 2001, Mr. Stoelting served as our Secretary and from April 1996 to July 1998, he served as our Vice President-Finance and Operations.

     Peter J. Henseler has served as our President since October 2002. From March 1999 to October 2002, Mr. Henseler served as our Executive Vice President-Sales and Marketing. From July 1998 to March 1999, Mr. Henseler served as our Senior Vice President-Sales and Marketing. From April 1996 to July 1998, Mr. Henseler served as our Vice President-Marketing.

     Richard E. Rothkopf has served as a director since March 2003. Mr. Rothkopf has served as our Executive Vice President since March 2003 and as Chairman of Learning Curve International, Inc. since October 1993. Mr. Rothkopf also served as Chief Executive Officer of Learning Curve International, Inc. from October 1993 until March 2003.

     Jody L. Taylor has served as our Chief Financial Officer and Secretary since October 2001. Ms. Taylor served as our Senior Vice President-Finance from October 2000 to October 2001 and as our Vice President-Finance from June 1998 to October 2000. From July 1998 to October 2001, Ms. Taylor served as our Assistant Secretary. From June 1996 to June 1998, Ms. Taylor served as our Controller. Ms. Taylor is a Certified Public Accountant.

     John Walter Lee II has been our Executive Vice President since March 2003 and President of Learning Curve International, Inc. since February 1993.

     Thomas Lowe has been our Executive Vice President since June 2004. Mr. Lowe served as President of Playing Mantis, Inc. from his founding of the company in 1994 until our acquisition of the company in June 2004.

     John J. Vosicky has served as a director since October 1997. Mr. Vosicky has been the Chief Financial Officer of BFG Technologies Inc., a marketer and distributor of graphic cards, since August 2002. Mr. Vosicky has also been the President of JAJ Financial, a financial consultant, since July 2001. From November 1985 to July 5, 2001, Mr. Vosicky was Executive Vice President and Chief Financial Officer of Comdisco, Inc., a technology services company. On July 16, 2001, Comdisco, Inc. and 50 of its domestic U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois.

     John S. Bakalar has served as a director since October 1997. Mr. Bakalar has been a private investor since November 1997. From May 1993 to November 1997, Mr. Bakalar was President and Chief Operating Officer of Rand-McNally, Inc., a printing and publishing company.

     Paul E. Purcell has served as a director since June 2002. Mr. Purcell has served as President and Chief Executive Officer of Robert W. Baird & Co. Incorporated, an investment banking and brokerage firm, since January 2000 and President and Chief Operating Officer of Robert W. Baird & Co. Incorporated from January 1998 until January 2000.

     Daniel M. Wright has served as a director since February 2003. Mr. Wright has been a private investor since August 1998. From March 1968 until August 1998, Mr. Wright was an audit partner and manager with Arthur Andersen L.P., an independent public accounting firm.

     Thomas M. Collinger has served as a director since March 2003. Mr. Collinger has been an Associate Professor at The Medill Graduate School of Northwestern University since January 1998. Mr. Collinger has also served as President of the TC Group, a marketing consulting firm, since May 1998.

     Michael J. Merriman, Jr. has been a director since March 2004. Mr. Merriman has been a private investor since March 2004. Mr. Merriman served as Chief Executive Officer, President and a director of Royal Appliance Manufacturing Co., a developer, assembler and marketer of a full line of cleaning products for home and commercial use, from May 1992 until March 2004.

Indemnification of Directors and Officers

     Our directors and officers are entitled to statutory rights to be indemnified by us against litigation-related liabilities and expenses if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, except if a director or officer is determined by a court to be liable to us in a derivative action, then the director or officer is not entitled to be indemnified unless the court in which such action was brought determines in view of all of the circumstances of the case that the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Our By-Laws provide for mandatory indemnification of our directors and officers to the full extent of these statutory rights. To the extent that indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, the indemnification provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder and:

•	the number of shares of our common stock beneficially owned by each selling stockholder as of June 30, 2004;

•	the number of shares of our common stock being offered for the account of each selling stockholder assuming the underwriters’ over-allotment option is exercised in full; and

•	the amount and percentage of our common stock to be beneficially owned by each selling stockholder assuming the underwriters’ over-allotment option is exercised in full.

     The selling stockholders will not sell any shares in this offering unless the underwriters’ over-allotment option is exercised.

     The following table is based on information supplied to us by the selling stockholders. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of June 30, 2004, are treated as outstanding and beneficially owned by the holder for the purpose of computing the percentage ownership of the holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 17,625,963 shares outstanding as of June 30, 2004.

     The address for each selling stockholder listed below is 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523.

				Number of shares
				beneficially owned if
			Shares to be sold	the underwriters’
	Number of shares		hereunder if the	over-allotment option
	beneficially owned		underwriters’	is exercised in full
			over-allotment option
Name	Number	%	is exercised in full	Number	%

Robert E. Dods (1)	558,450	3.2%	30,000	528,450	2.6%
Boyd L. Meyer (2)	679,450	3.9%	30,000	649,450	3.2%
Peter K.K. Chung (3)	682,451	3.9%	30,000	652,451	3.2%
Curtis W. Stoelting (4)	387,763	2.2%	20,000	367,763	1.8%
Richard E. Rothkopf	210,438	1.2%	30,000	180,438	*
Peter J. Henseler (5)	178,335	1.0%	20,000	158,335	*
Jody L. Taylor (6)	55,547	*	20,000	35,547	*
John Walter Lee II (7)	56,395	*	20,000	36,395	*
Helena Lo (8)	54,628	*	20,000	34,628	*

*	Denotes less than 1%
(1)	Represents shares of common stock held by a revocable trust pursuant to which Mr. Dods is a beneficiary.
(2)	Represents 397,652 shares of common stock held by revocable trust for which Mr. Meyer serves as trustee and 281,798 shares of common stock held by the Meyer Family Limited Partnership.

(3)	Represents shares of common stock held by corporations controlled by Mr. Chung.
(4)	Includes (a) 3,200 shares of common stock held with Mr. Stoelting’s wife as joint tenants; (b) 214,601 shares of common stock subject to stock options; and (c) 2,497 shares of common stock purchased pursuant to an employee stock purchase plan.
(5)	Includes 143,422 shares of common stock subject to stock options.
(6)	Includes (a) 53,342 shares of common stock subject to stock options and (b) 300 shares of common stock purchased pursuant to an employee stock purchase plan.
(7)	Represents shares of common stock held by a revocable trust for which Mr. Lee serves as trustee.
(8)	Includes 49,628 shares of common stock subject to stock options.

UNDERWRITING

     Under an underwriting agreement dated July 28, 2004, we have agreed to sell to the underwriters named below, the indicated number of shares of our common stock:

Number
Underwriters	of shares

Robert W. Baird & Co. Incorporated	1,250,000
Harris Nesbitt Corp.	500,000
A.G. Edwards & Sons, Inc.	375,000
Piper Jaffray & Co.	375,000

Total	2,500,000

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common stock may be terminated.

     We have granted the underwriters a 30-day option to purchase up to 155,000 shares and the selling stockholders have granted the underwriters a 30-day option to purchase up to 220,000 shares at the public offering price less the underwriting discount. This option may be exercised only to cover over-allotments, if any, of our common stock. To the extent such option is exercised in part, the option granted by the selling stockholders will be exercised in full before the exercise of any portion of the option granted by us.

     The underwriters have advised us that the underwriters propose to offer our common stock at the public offering price on the cover page of this prospectus supplement at that price less a selling concession of $1.02 per share. The underwriters may allow a discount of not more than $0.10 per share on sales to other broker/ dealers. After the offering, the public offering price and selling concession and discount to dealers may be changed by the representatives. As used in this section:

•	Underwriters are securities broker/ dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the selling stockholders, and the representatives are the four firms acting on behalf of the underwriters.

•	Selling group members are securities broker/ dealers to whom the underwriters may sell shares of common stock at the public offering price less the underwriting discount, but who do not have a contractual commitment to purchase shares from us.

•	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

•	The syndicate consists of the underwriters and the selling group members.

     The following table summarizes the compensation and estimated expenses that we will pay. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rule of fair price.

	Per share		Total

	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment

Underwriting discount	$1.705	$1.705	$4,262,500	$4,526,800
Estimated expenses payable by us	$0.160	$0.151	$400,000	$400,000

     We have agreed to pay all of the expenses in connection with this offering, which we estimate will be approximately $400,000. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus supplement and the accompanying prospectus, the Nasdaq listing fees and filing fees paid to the Securities and Exchange Commission.

     We, our executive officers and our directors have agreed not to offer or transfer, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except in our case for grants of employee stock options under our stock incentive plans and employee stock purchase plan in effect on the date hereof and issuances of securities as a result of the exercise of any options under such plans.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

     The shares of our common stock are traded on the Nasdaq National Market under the symbol “RCRC.”

     The representatives may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the size of this offering, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the shares of our common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. The representatives may, at their discretion, reclaim a selling concession from any syndicate member that appears to have permitted its customers to purchase shares in the public offering and then promptly resell all or a portion of such shares to such syndicate member. However, the underwriters do not have any agreements with any potential purchasers of shares of common stock in this offering that would restrict their transfer of such shares following this offering.

     Such stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Robert W. Baird & Co. Incorporated has provided various investment banking services to RC2 in the past and may continue to do so from time to time in the future. Paul E. Purcell, President and Chief Executive Officer of Robert W. Baird & Co. Incorporated, is a member of RC2’s Board of Directors.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus supplement will be passed upon for us by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin. The underwriters have been represented by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

     The consolidated financial statements and schedules of RC2 Corporation (formerly known as Racing Champions Ertl Corporation) and subsidiaries as of and for the years ended December 31, 2003 and 2002, have been incorporated by reference in this prospectus supplement and in the accompanying prospectus in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the 2003 consolidated financial statements refers to the audit by KPMG LLP of the disclosures added to revise the 2001 consolidated financial statements, as more fully described in note 3 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements and schedules of RC2 Corporation and its subsidiaries for the year ended December 31, 2001, incorporated by reference in this prospectus supplement and in the accompanying prospectus, were audited by Arthur Andersen LLP, independent certified public accountants, as stated in their reports. We included copies of reports previously issued by Arthur Andersen LLP which were not re-issued by Arthur Andersen LLP. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent auditors, namely Ernst & Young LLP. The financial statements and schedules referred to above have been included in this prospectus supplement in reliance upon the authority of those firms as experts in accounting and auditing.

     On June 18, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and on June 20, 2002, we appointed KPMG LLP as our new independent public accountants. After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen LLP to the incorporation by reference herein of its report with respect to our consolidated financial statements. Under these circumstances, Rule 437a under the Securities Act permits the registration statement on Form S-3 of which the accompanying prospectus is a part to be filed without a written consent from Arthur Andersen LLP. The absence of a consent from Arthur Andersen LLP may limit claims against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in our consolidated financial statements for the year ended December 31, 2001 or any omissions to state a material fact required to be stated in those financial statements. We believe, however, that other persons who may be liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen LLP’s reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act. In addition, even if a claim is successfully asserted against Arthur Andersen LLP, Arthur Andersen LLP may not have sufficient assets to satisfy any claims (including claims arising from Arthur Andersen LLP’s provision of auditing and other services to us).

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this prospectus supplement, except for any information superseded or modified by information in this prospectus supplement or in any other subsequently filed document which is or is deemed to be incorporated by reference into this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us and our finances.

Our SEC filings	Period or filing date

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Fiscal Quarter ended March 31, 2004
Current Report on Form 8-K	July 12, 2004
Description of our common stock set forth in our Registration Statement on Form 8-A	June 2, 1997

     We also are incorporating by reference all additional documents that we will file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and the termination of the offering. The information contained in these additional documents will automatically update and supercede information contained or incorporated by reference into this prospectus supplement.

     Documents which we incorporate by reference are available to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus supplement and the accompanying prospectus. You may obtain documents incorporated by reference into this prospectus supplement by requesting them in writing or by telephone from us at our principal executive offices as follows:

RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60523
Attention: Secretary
(630) 573-7200

Prospectus

RC2 Corporation

$150,000,000

Common Stock

     We and the selling stockholders identified in this prospectus may sell shares of our common stock from time to time for total proceeds of up to $150,000,000. The selling stockholders may not sell more than 220,000 shares of our common stock from time to time under this prospectus.

     Our common stock is listed on the Nasdaq National Market under the symbol “RCRC.”

     The shares of our common stock may be offered in amounts, at prices and on terms to be determined at the time of the offering. We will provide specific terms of each offering in supplements to this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest.

     An investment in these securities involves risks. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by an applicable prospectus supplement.

July 7, 2004

     You should only rely on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with any other information. We are offering to sell, and seeking offers to buy, the securities referred to in this prospectus and the prospectus supplement only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus and that any information in any accompanying prospectus supplement is accurate only as of the date of such accompanying prospectus supplement.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

     This prospectus, an accompanying prospectus supplement and the documents that are incorporated by reference may contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “strive” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Before you invest in the securities, you should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus, an accompanying prospectus supplement and in the information incorporated by reference, could have an adverse effect on our business, results of operations and financial condition. The forward-looking statements contained or incorporated by reference in this prospectus or an accompanying prospectus supplement relate only to circumstances as of the date on which the statements are made.

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ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings and the selling stockholders identified in this prospectus may sell up to 220,000 shares of our common stock in one or more offerings. The total dollar amount of the shares of our common stock we and the selling stockholders sell through these offerings will not exceed $150,000,000. This prospectus provides you with a general description of the shares of common stock we and the selling stockholders may offer. Each time we or the selling stockholders sell shares of common stock, we will provide a prospectus supplement accompanying this prospectus that will contain specific information about the terms of that offering, which we refer to as the “prospectus supplement” in this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement, together with additional information described under the heading “Where You Can Find More Information About Us.”

ii

RC2 CORPORATION

     We are a leading designer, producer and marketer of high quality, innovative, branded collectible, hobby, toy and infant products targeted at adults and children. Our leadership position is measured by sales and brand recognition. Our diverse product offerings include: RC2’s Learning Curve Brands for traditional children’s and infant toys and RC2’s Collectible Brands which consist of automotive, high performance and racing vehicle replicas; agricultural, construction and outdoor sports vehicle replicas; sports trading cards, apparel and souvenirs; and collectible figures. These products are sold under our market-focused brand names, including Racing Champions®, Ertl®, Ertl Collectibles®, Learning Curve®, American MuscleTM, Johnny Lightning®, AMT®, Polar Lights®, W. Britain®, Press Pass®, Eden®, FeltkidsTM, JoyRide®, JoyRide Studios®and Memory LaneTM. We generally support our brands and enhance the authenticity of our products by linking them with highly recognized licensed properties from high-profile companies such as John Deere, HIT Entertainment (Thomas & Friends), Case New Holland, Polaris, Honda, Ford, GM, DaimlerChrysler, NASCAR, NHRA, Texaco, Universal Studios, Warner Brothers, DIC Entertainment, Discovery Channel and Microsoft. Our products are marketed through multiple channels of distribution, including chain retailers, specialty and hobby wholesalers and retailers, dealer networks for original equipment manufacturers such as the John Deere dealer network, corporate accounts for promotional purposes and direct to consumers. We sell through more than 25,000 retail outlets located in North America, Europe, Australia and Asia Pacific.

     On June 4, 2004, we entered into a definitive agreement to acquire The First Years Inc. The First Years, based in Avon, Massachusetts, is an international developer and marketer of infant and toddler care and play products sold under The First Years® brand name and under various licenses, including Winnie the Pooh. The First Years’ products are sold at toy, mass merchandising, drug and grocery chains, and at specialty retailers. The First Years’ net sales for the twelve months ended March 31, 2004 were $138.9 million. The transaction is a cash merger and is subject to regulatory approvals, approval by the shareholders of The First Years and other closing conditions. The acquisition is expected to close in the third quarter of 2004. The merger agreement provides for the exchange of all of The First Years’ outstanding shares for a cash payment by RC2 of $18.60 per share in the merger, which net of cash acquired, equates to a cash consideration of approximately $136.8 million. This amount excludes certain costs, including transaction fees and expenses.

     On June 4, 2004 we entered into a definitive agreement to acquire Playing Mantis, Inc. The transaction was an asset purchase with an effective date of June 1, 2004, and was funded on June 7, 2004. Closing consideration consisted of $17.0 million of cash and 91,388 shares of our common stock. Playing Mantis, based in Mishawaka, Indiana, designs and markets collectible vehicle replicas under the Johnny Lightning® and Polar Lights® brands and collectible figures under the Memory LaneTM brand. Playing Mantis’ products are primarily sold at mass merchandising, hobby, craft, drug and grocery chains. In 2003, Playing Mantis’ net sales were $28.5 million. Additional cash consideration of up to $4.0 million may be earned in the transaction based on achieving net sales and margin targets for 2004 and net sales targets for 2005.

     We are a Delaware corporation that was originally formed in April 1996 as a holding company to combine the domestic operations of a privately held Illinois corporation formed in 1989 and the foreign operations of four affiliated foreign corporations. We were originally named Collectible Champions, Inc. In 1997, we changed our name to Racing Champions Corporation before our initial public offering. In 2002, we changed our name to Racing Champions Ertl Corporation to reflect our integration of the business of The Ertl Company, Inc. In 2003, following our acquisition of Learning Curve International, Inc., we changed our name to RC2 Corporation.

     Our principal executive offices are located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523 and our telephone number is (630) 573-7200. We maintain our corporate web site at www.rc2corp.com. Information on our web site is not part of this prospectus.

RISK FACTORS

     Before purchasing any of our securities offered by this prospectus or a prospectus supplement, you should carefully consider the following risk factors and the other information contained in or incorporated by reference into this prospectus.

Risks Related to Our Business

Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to consumers.

     The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offering. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. Our current products may not continue to be popular or new products we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.

Competition for licenses could increase our licensing costs or limit our ability to market products.

     We market virtually all of our products under licenses from other parties. These licenses are generally limited in scope and duration and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments that may exceed the amount we are able to generate from actual sales of the licensed products. Any termination of or failure to renew our significant licenses, or any inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and reduce our net sales and profitability. For example, we do not expect renewal of our licenses with Hendrick Motorsports for racing vehicle replicas, apparel and souvenirs for its NASCAR Nextel Cup drivers including Jimmie Johnson. These licenses expire during 2005. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which could cause our net sales and profitability to decline.

Competition in our markets could reduce our net sales and profitability.

     We operate in highly competitive markets. We compete with several large domestic and foreign companies, such as Mattel, Inc. and Hasbro, Inc., with private label products sold by many of our retail customers and with other producers of vehicle replicas, toys and infant products. Many of our competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible and toy industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.

We may experience difficulties in integrating strategic acquisitions.

     As part of our growth strategy, we intend to pursue acquisitions that are consistent with our mission and enable us to leverage our competitive strengths. We acquired Learning Curve International, Inc. effective February 28, 2003 and Playing Mantis, Inc. effective June 1, 2004, and we recently entered into a definitive agreement to acquire The First Years Inc. The integration of other businesses and their operations into our operations involves a number of risks including:

•	the acquired business may experience losses which could adversely affect our profitability;

•	unanticipated costs relating to the integration of acquired businesses may increase our expenses;

•	possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company;

•	possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company;

•	difficulties in achieving planned cost-savings and synergies may increase our expenses or decrease our net sales;

•	diversion of management’s attention could impair their ability to effectively manage our business operations; and

•	unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.

     Additionally, to finance our strategic acquisitions, we have borrowed funds under our credit facility and we may borrow additional funds to complete future acquisitions. This debt leverage could adversely affect our profit margins and limit our ability to capitalize on future business opportunities.

We depend on the continuing willingness of chain retailers to purchase and provide shelf space for our products.

     In 2003, we sold 45.9% of our products to chain retailers. Our success depends upon the continuing willingness of these retailers to purchase and provide shelf space for our products. We do not have long-term contracts with our customers. In addition, our access to shelf space at retailers may be reduced by store closings, consolidation among these retailers and competition from other products. An adverse change in our relationship with or the financial viability of one or more of our customers could reduce our net sales and profitability.

We may not be able to collect outstanding accounts receivable from our major retail customers.

     Many of our retail customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of our largest customers. Our profitability may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. We only maintain credit insurance for certain of our major customers and the amount of this insurance generally does not cover the total amount of the accounts receivable. As of December 31, 2002 and 2003, our credit insurance covered approximately 15.6% and 10.6%, respectively, of our total gross accounts receivable. Insurance coverage for future sales is subject to reduction or cancellation.

We rely on a limited number of foreign suppliers in China to manufacture a majority of our products.

     We rely on six third-party, dedicated suppliers in China to manufacture a majority of our products in eight factories, four of which are located in close proximity to each other in the Racing Industrial Zone manufacturing complex in China. Our China-based product sourcing accounted for approximately 82.5% of our total product purchases in 2003. The six third-party, dedicated suppliers who manufacture only our products accounted for approximately 64.0% of our China-based product purchases in 2003. We have only purchase orders and not long-term contracts with our foreign suppliers. Because we rely on these suppliers for flexible production and have integrated these suppliers with our development and engineering teams, if these suppliers do not continue to manufacture our products exclusively, our product sourcing would be adversely affected. Difficulties encountered by these suppliers such as a fire, accident, natural disaster or an outbreak of severe acute respiratory syndrome (SARS) at one or more of their facilities, could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales.

Increases in the cost of the raw materials used to manufacture our products could increase our cost of sales and reduce our gross margins.

     Since our products are manufactured by third-party suppliers, we do not directly purchase the raw materials used to manufacture our products. However, the prices we pay our suppliers may increase if their raw materials, labor or other costs increase. We may not be able to pass along such price increases to our customers. As a result, increases in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our cost of sales and reduce our gross margins.

Currency exchange rate fluctuations could increase our expenses.

     Our net sales are primarily denominated in U.S. dollars, except for a small amount of net sales denominated in U.K. pounds, Australian dollars, Euros or Canadian dollars. Our purchases of finished goods from Chinese manufacturers are denominated in Hong Kong dollars. Expenses for these manufacturers are denominated in Chinese Renminbi. As a result, any material increase in the value of the Hong Kong dollar or the Renminbi relative to the U.S. dollar or the U.K. pound would increase our expenses and therefore could adversely affect our profitability. We are also subject to exchange rate risk relating to transfers of funds denominated in U.K. pounds, Australian dollars, Canadian dollars or Euros from our foreign subsidiaries to the United States. Historically, we have not hedged our foreign currency risk.

Because we rely on foreign suppliers and we sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

     Our international operations subject us to the following risks:

•	economic and political instability;

•	restrictive actions by foreign governments;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

•	changes in import duties or import or export restrictions;

•	delays in shipping of product and unloading of product through West Coast ports as well as delays in rail/truck delivery to our warehouse and/or a customer’s warehouse;

•	complications in complying with the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes; and

•	complications in complying with trade and foreign tax laws.

     Any of these risks could disrupt the supply of our products or increase our expenses. The costs of compliance with trade and foreign tax laws increases our expenses and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs.

Product liability, product recalls and other claims relating to the use of our products could increase our costs.

     Because we sell collectibles and toys to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our insurance coverage and we may incur significant costs in complying with recall requirements. In addition, substantially all of our licenses give the licensor the right to terminate if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license could adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.

Trademark infringement or other intellectual property claims relating to our products could increase our costs.

     Our industry is characterized by frequent litigation regarding trademark and patent infringement and other intellectual property rights. We are and have been a defendant in trademark and patent infringement claims and claims of breach of license from time to time, and we may continue to be subject to such claims in the future. The defense of intellectual property litigation is both costly and disruptive of the time and resources of our management even if the claim is without merit. We also may be required to pay substantial damages or settlement costs to resolve intellectual property litigation.

Our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions.

     Our credit agreement includes provisions that place limitations on a number of our activities, including our ability to:

•	incur additional debt;

•	create liens on our assets or make guarantees;

•	make certain investments or loans;

•	pay dividends; or

•	dispose of or sell assets or enter into a merger or similar transaction.

     These debt covenants could restrict our ability to pursue opportunities to expand our business operations.

Sales of our products are seasonal, which causes our operating results to vary from quarter to quarter.

     Sales of our products are seasonal. Historically, our net sales and profitability have peaked in the third quarter due to the holiday season buying patterns. Seasonal variations in operating results may cause us to increase our debt levels and interest expense in the second and third quarters and may tend to depress our stock price during the first and second quarters.

Risks Related to Our Common Stock

The trading price of our common stock has been volatile and investors in our common stock may experience substantial losses.

     The trading price of our common stock has been volatile and may continue to be volatile in the future. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:

•	our failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of our net sales and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance;

•	fluctuation in our quarterly operating results;

•	substantial sales of our common stock;

•	general stock market conditions; or

•	other economic or external factors.

We may face future securities class action lawsuits that could require us to pay damages or settlement costs and otherwise harm our business.

     A securities class action lawsuit was filed against us in 2000 following a decline in the trading price of our common stock from $17.00 per share on June 21, 1999 to $6.50 per share on June 28, 1999. We settled this lawsuit in 2002 with a $1.8 million payment, covered by insurance, after incurring legal costs of $1.0 million that were not covered by insurance. Future volatility in the price of our common stock may result in additional securities class action lawsuits against us, which may require that we pay substantial damages or settlement costs in excess of our insurance coverage and incur substantial legal costs, and which may divert management’s attention and resources from our business.

A limited number of our shareholders can exert significant influence over us.

     As of March 2, 2004, our executive officers and directors collectively beneficially owned 18.9% of the outstanding shares of our common stock. This share ownership would permit these stockholders, if they chose to act together, to exert significant influence over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

Various restrictions in our charter documents, Delaware law and our credit agreement could prevent or delay a change of control of us which is not supported by our board of directors.

     We are subject to a number of provisions in our charter documents, Delaware law and our credit agreement that may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These anti-takeover provisions include:

•	advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings;

•	covenants in our credit agreement restricting mergers, asset sales and similar transactions and a provision in our credit agreement that triggers an event of default upon the acquisition by a person or group of persons of beneficial ownership of 33 1/3% or more of our outstanding common stock; and

•	the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

     Section 203 of the Delaware General Corporation Law prohibits a merger, consolidation, asset sale or other similar business combination between RC2 and any stockholder of 15% or more of our voting stock for a period of three years after the stockholder acquires 15% or more of our voting stock, unless (1) the transaction is approved by our Board of Directors before the stockholder acquires 15% or more of our voting stock, (2) upon completion of the transaction the stockholder owns at least 85% of our voting stock outstanding at the commencement of the transaction or (3) the transaction is approved by our board of directors and the holders of 66 2/3% of our voting stock excluding shares of our voting stock owned by the stockholder.

USE OF PROCEEDS

     Except as we may otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures and acquisitions. In the event that the selling stockholders sell any shares of our common stock, such selling stockholders would receive all of the net proceeds from the sale of their common stock.

DESCRIPTION OF COMMON STOCK

     If we or the selling stockholders offer shares of our common stock, the prospectus supplement will set forth the number of shares offered, the public offering price, information regarding our dividend history and common stock prices as reflected on the Nasdaq National Market or other exchange that the common stock is then listed, including a recent reported last sale price of the common stock.

     Our authorized common stock consists of 28,000,000 shares of common stock, par value $0.01 per share. At June 17, 2004, we had 17,625,963 shares of our common stock outstanding and held of record by 147 stockholders. In addition, at June 17, 2004, options to purchase an aggregate of 1,721,798 shares of our common stock were outstanding.

     All shares of our common stock currently outstanding are, and the shares of common stock offered by this prospectus will, when issued, be validly issued and fully paid and nonassessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

     The following description of our common stock and certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws are summaries and are not complete. You should carefully review the provisions of our certificate of incorporation and by-laws and appropriate provisions of the Delaware General Corporation Law.

Voting

     Holders of our common stock are entitled to one vote per share and vote together as a single class, except where a separate class vote is required under Delaware law.

Dividends

     We have not paid any cash dividends on our common stock. We intend to retain any earnings for use in operations, to repay indebtedness, and for expansion of our business, and therefore, do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement prohibits us from declaring or paying any dividends on any class or series of our capital stock. This prohibition will apply as long as any credit is available or outstanding under the credit agreement that currently has a maturity date of April 30, 2006. In addition, any indentures for debt securities issued in the future and any other credit agreements entered into in the future may restrict or prohibit the payment of cash dividends.

Certain Statutory Provisions

     We are subject to Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law prohibits a merger, consolidation, asset sale or other similar business combination between RC2 and any stockholder of 15% or more of our voting stock for a period of three years after the stockholder acquires 15% or more of our voting stock, unless (1) the transaction is approved by our Board of Directors before the stockholder acquires 15% or more of our voting stock, (2) upon completion of the transaction the stockholder owns at least 85% of our voting stock outstanding at the commencement of the transaction or (3) the transaction is approved by our board of directors and the holders of 66 2/3% of our voting stock excluding shares of our voting stock owned by the stockholder.

SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder and:

•	the number of shares and percentage of our common stock beneficially owned by each selling stockholder as of June 17, 2004;

•	the maximum number of shares of our common stock that may be offered for the account of each selling stockholder; and

•	the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder assuming the sale of all shares of common stock that the selling stockholder may sell under this prospectus.

     The actual number of shares, if any, of our common stock to be offered by each selling stockholder and the number and percentage of shares of our common stock to be beneficially owned by each selling stockholder following such offering will be disclosed in an applicable prospectus supplement.

     The following table is based on information supplied to us by the selling stockholders. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of June 17, 2004, are treated as outstanding and beneficially owned by the holder for the purpose of computing the percentage ownership of the holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 17,625,963 shares outstanding as of June 17, 2004.

     The address for each selling stockholder listed below is 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523. Each of the selling stockholders is a director, executive officer and/or key employee of RC2.

				Number of shares
	Number of			beneficially owned
	shares			after the sale of
	beneficially		Maximum	maximum number
	owned		number of	of shares
			shares to be
Name	Number	%	sold hereunder	Number	%

Robert E. Dods (1)	568,450	3.2	30,000	538,450	3.1%
Boyd L. Meyer (2)	686,450	3.9	30,000	656,450	3.7%
Peter K.K. Chung (3)	692,451	3.9	30,000	662,451	3.8%
Curtis W. Stoelting (4)	387,763	2.2	20,000	367,763	2.1%
Richard E. Rothkopf	210,438	1.2	30,000	180,438	1.0%
Peter J. Henseler (5)	178,335	1.0	20,000	158,335	*
Jody L. Taylor (6)	55,547	*	20,000	35,547	*
John Walter Lee II (7)	56,395	*	20,000	36,395	*
Helena Lo (8)	54,628	*	20,000	34,628	*

*	Denotes less than 1%
(1)	Represents shares of common stock held by a revocable trust pursuant to which Mr. Dods is a beneficiary.
(2)	Represents 401,652 shares of common stock held by revocable trust for which Mr. Meyer serves as trustee and 284,798 shares of common stock held by the Meyer Family Limited Partnership.
(3)	Represents shares of common stock held by corporations controlled by Mr. Chung.
(4)	Includes (a) 3,200 shares of common stock held with Mr. Stoelting’s wife as joint tenants; (b) 214,601 shares of common stock subject to stock options; and (c) 2,497 shares of common stock purchased to an employee stock purchase plan.
(5)	Includes 143,422 shares of common stock subject to stock options.
(6)	Includes (a) 53,342 shares of common stock subject to stock options and (b) 300 shares of common stock purchased pursuant to an employee stock purchase plan.
(7)	Represents shares of common stock held by a revocable trust for which Mr. Lee serves as trustee.
(8)	Includes 49,628 shares of common stock subject to stock options.

PLAN OF DISTRIBUTION

     We and the selling stockholders may sell securities on a negotiated or competitive bid basis to or through one or more underwriters or dealers. We and the selling stockholders may also sell securities directly to institutional investors or other purchasers or through agents. Any underwriter, dealer or agent involved in the offer and sale of securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, will be set forth in the prospectus supplement.

     We and the selling stockholders may effect distribution of securities from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Unless otherwise indicated in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the applicable securities if any are purchased. If a dealer is used in a sale, we and the selling shareholders may sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

     We, the selling stockholders or our respective agents may solicit offers to purchase securities from time to time. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of securities, underwriters or agents may receive compensation (in the form of discounts, concessions or commissions) from us or the selling stockholders or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as that term is defined in the Securities Act, and any discounts or commissions received by them from us or the selling stockholders and any profits on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us or the selling stockholders will be described, in the related prospectus supplement.

     Underwriters, dealers and agents may be entitled, under agreements with us and the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the prospectus supplement, we and the selling stockholders will authorize agents and underwriters to solicit offers by certain specified institutions to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to our approval. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not be prohibited at the time of delivery under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

     The underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates or the selling stockholders in the ordinary course of their respective businesses.

     If underwriters or dealers are used in the sale, until the distribution of the securities is completed, SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement), the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our directors and officers are entitled to statutory rights to be indemnified by us against litigation-related liabilities and expenses if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, except if a director or officer is determined by a court to be liable to us in a derivative action, then the director or officer is not entitled to be indemnified unless the court in which such action was brought determines in view of all of the circumstances of the case that the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Our By-Laws provide for mandatory indemnification of our directors and officers to the full extent of these statutory rights. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, the indemnification provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

LEGAL MATTERS

     The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin.

EXPERTS

     The consolidated financial statements and schedules of RC2 Corporation (formerly known as Racing Champions Ertl Corporation) and subsidiaries as of and for the years ended December 31, 2003 and 2002, have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the 2003 consolidated financial statements refers to the audit by KPMG LLP of the disclosures added to revise the 2001 consolidated financial statements, as more fully described in note 3 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements and schedules of RC2 Corporation and its subsidiaries for the year ended December 31, 2001, incorporated by reference in this prospectus and in the registration statement, were audited by Arthur Andersen LLP, independent certified public accountants, as stated in their reports. We incorporated by reference copies of reports previously issued by Arthur Andersen LLP which were not re-issued by Arthur Andersen LLP. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent auditors, namely Ernst & Young LLP. The financial statements and schedules referred to above have been included in this prospectus in reliance upon the authority of those firms as experts in accounting and auditing.

     On June 18, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and on June 20, 2002, we appointed KPMG LLP as our new independent public accountants. After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen LLP to the incorporation by reference in this prospectus of its report with respect to our consolidated financial statements. Under these circumstances, Rule 437a under the Securities Act permits the registration statement on Form S-3 of which this prospectus is a part to be filed without a written consent from Arthur Andersen LLP. The absence of a consent from Arthur Andersen LLP may limit claims against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in our consolidated financial statements for the year ended December 31, 2001 or any omissions to state a material fact required to be stated in those financial statements. We believe, however, that other persons who may be liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen LLP’s reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act. In addition, even if a claim is successfully asserted against Arthur Andersen LLP, Arthur Andersen LLP may not have sufficient assets to satisfy any claims (including claims arising from Arthur Andersen LLP’s provision of auditing and other services to us).

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed a Registration Statement on Form S-3 to register with the Securities and Exchange Commission the securities. This prospectus is a part of that registration statement. This prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. For further information about us and the securities, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that we have filed. You may inspect and copy the registration statement, including exhibits, at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You can also obtain copies of this material at prescribed rates by mail by writing to the SEC, Attention: Public Records Branch, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. In addition, the Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information at the Securities and Exchange Commission’s public reference room in Washington, D.C. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

     The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this prospectus, except for any information superseded or modified by information in this prospectus or in any other subsequently filed document which is or is deemed to be incorporated by reference into this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us and our finances.

Our SEC filings	Period or filing date

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Fiscal Quarter ended March 31, 2004
Description of our common stock set forth in our Registration Statement on Form 8-A	June 2, 1997

     We also are incorporating by reference all additional documents that we will file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering. The information contained in these additional documents will automatically update and supersede information contained or incorporated by reference into this prospectus.

     Documents which we incorporate by reference are available to each person, including any beneficial owner, to whom a prospectus is delivered from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at our principal executive offices as follows:

RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60523
Attention: Secretary
(630) 573-7200